


SPAM


Hormel


Hormel
Compleats
Roast Beef & Mashed Potatoes



elevating the everyday




Hormel
PEPPERONI
Original


Hormel Foods

2011
ANNUAL
REPORT


Jennie-O
ALL NATURAL
TURKEY BURGERS
LEAN WHITE TURKEY

FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts)	2011	2010	Change	% change
Net Sales	**$7,895,089**	$7,220,719	$674,370	9.3%
Net Earnings Attributable to Hormel Foods	**474,195**	395,587	78,608	19.9
Percent of Sales	**6.0%**	5.5%		
Earnings Per Share*				
Basic	**$ 1.78**	$ 1.48	$ 0.30	20.3
Diluted	**1.74**	1.46	0.28	19.2
Dividends Declared to Shareholders	**136,035**	111,830	24,205	21.6
Per Share of Common Stock*	**0.51**	0.42	0.09	21.4
Average Common Shares Outstanding*				
Basic	**266,394**	266,732	(338)	(0.1)
Diluted	**271,915**	270,698	1,217	0.4
Capital Additions	**$ 96,911**	$ 89,823	$ 7,088	7.9
Depreciation and Amortization	**124,165**	125,591	(1,426)	(1.1)
Working Capital	**1,220,045**	756,953	463,092	61.2
Hormel Foods Corporation Shareholders' Investment	**2,656,582**	2,400,657	255,925	10.7


NET SALES
Dollars in billions
Compound annual growth rate (CAGR) 6.3%
$6.2
$6.8
$6.5
$7.2
$7.9
DILUTED EARNINGS*
Dollars per share
CAGR 12.7%
$1.08
$1.04
$1.27
$1.46
$1.74
SEGMENT OPERATING PROFIT
Dollars in millions
CAGR 11.1%
$507
$536
$572
$683
$773
ANNUAL DIVIDENDS*
Dollars per share
CAGR 14.2%
$0.30
$0.37
$0.38
$0.42
$0.51
07 08 09 10 11

*Shares and per share figures have been restated, as appropriate, to reflect the two-for-one stock split effected February 1, 2011. See Notes to Consolidated Financial Statements.


SEGMENT SALES 2011
Refrigerated Foods 53%
Jennie-O Turkey Store 19%
Grocery Products 13%
Specialty Foods 11%
All other (International) 4%
SEGMENT OPERATING PROFIT 2011
Refrigerated Foods 38%
Jennie-O Turkey Store 26%
Grocery Products 21%
Specialty Foods 10%
All other (International) 5%

Table of contents

Elevating the everyday

At Hormel Foods, we make high quality and convenient, protein-rich solutions for any meal occasion. We know today's family caregiver is very busy and looking for answers. That is why our focus is on elevating the everyday with meal solutions that are both simple and nourishing.


13%
annual
EPS growth
2007–2011

Achieving double-digit EPS growth

From 2007 to 2011, Hormel Foods achieved an annual earnings per share growth rate of 13 percent. These results are a reflection of our solid sales and earnings growth during that time and our focus to continue introducing innovative branded products that taste great and meet consumer needs for any eating occasion.


6%
annual
sales growth
2007–2011

Driving sales

With dedicated consumer products and foodservice sales teams, Hormel Foods creates opportunities to bring its high-quality products to consumers. The work we are doing to create innovative products to meet consumer needs and raise awareness of our brands and products is paying off. Over the past five years, annual sales have grown by 6 percent.


14%
annual
dividend growth
2007–2011



Maintaining elite dividend status

Hormel Foods is among an elite group of Dividend Aristocrats, which are S&P 500 companies that have increased their dividend rate for at least 25 consecutive years. For 46 consecutive years, the company has increased its annual dividend, a testament to its strong commitment to shareholders and balanced business model. The return since 2007 has been an annual dividend that increased an average of 14 percent per year.



Dear fellow shareholders:

I am proud of our team for achieving outstanding results in fiscal 2011. Overall, we delivered significant sales growth of 9 percent, ending the year at a record $7.9 billion, with all five segments registering increases.

Jeffrey M. Ettinger

We also grew earnings per share by an excellent 19 percent, finishing at record earnings of $1.74 per share. We enjoyed a particularly strong performance by the Jennie-O Turkey Store team, and both our All Other (International) and Refrigerated Foods areas also generated nice segment profit increases for the year.

In addition, we enhanced support of our key *Hormel®* and *Jennie-O Turkey Store®* brands in fiscal 2011 with effective advertising campaigns and added to the portfolio of our fast-growing MegaMex Foods joint venture through the acquisition of the *Wholly Guacamole®* line and other related products. Other branded products that enjoyed nice sales growth during 2011 included the *SPAM®* family of products (both in the U.S. and abroad), *Hormel®* party trays, *Hormel® Natural Choice®* meat products (in both the retail and foodservice channels) and *Jennie-O Turkey Store®* turkey burgers (in both the retail and foodservice channels) and fresh tray pack turkey.

Dividends

Effective for the new fiscal year, we announced a 9 cents per share (or 17.6 percent) increase to the annual dividend, making the new dividend 60 cents per share. This marks the 46th consecutive year in which we have increased our dividend, and further evidences our intention to deliver superior returns to our shareholders.

Corporate responsibility

During fiscal year 2011, we remained committed to our sustainability initiatives in the areas of people, processes, products, performance and philanthropy. Our efforts in these areas have led to added recognition for the company, which included being listed on the Dow Jones Sustainability Index for a second consecutive year. Our placement on this index was among the world's top 10 percent of sustainable companies based on economic, environmental and social criteria. In addition, we moved up ten spots to No. 30 on *CR Magazine*'s 100 Best Corporate Citizens.

In the area of philanthropy, I am pleased to report that our On Our Way to Ending Hunger program finished its first full year with more than $5 million cash and in-kind donations to aid hunger-relief efforts in the United States and abroad. As part of this program, we donated 1.3 million cans of our fortified poultry product, *Spammy™*, to Guatemala to help fight that country's malnutrition crisis.


19%
earnings per share growth in fiscal 2011

Senior management changes

In May, we announced two executive changes. Scott Aakre was named vice president of corporate innovation and new product development and Whitney Velasco-Aznar joined the company and assumed Aakre's previous position as vice president of marketing for Grocery Products. As the year concluded, two senior leaders of the company announced their retirements. Robert A. Tegt retired as group vice president at Hormel Foods and president of Jennie-O Turkey Store, Inc., with a record of superior achievement in delivering operating results. Michael D. Tolbert also retired as group vice president of our Specialty Foods segment, after serving as a respected leader in many disciplines for the company.

Glenn R. Leitch replaced Tegt and was advanced to group vice president at Hormel Foods and president of Jennie-O Turkey Store, Inc. Donald H. Kremin replaced Tolbert as group vice president of Specialty Foods, and Patrick J. Connor assumed Kremin's responsibilities as vice president of Hormel Foods for the Walmart business. In addition, James P. Snee was named senior vice president of Hormel Foods International Corporation. Mark A. Coffey replaced Snee and was advanced to vice president of affiliated business units. Timothy J. Fritz replaced Coffey as plant manager of the Austin (Minn.) Plant. Steven J. Venenga was advanced to the position of vice president of meat products marketing.

Finally, we also announced a new business structure that will result in Grocery Products and Consumer Products Sales reporting to Steven G. Binder. In recognition of these new responsibilities, Binder was promoted to the position of executive vice president and president of Hormel business units. This change aligns with our efforts to create a more unified approach to the marketing and sales of *Hormel*® and other branded products and will also support our ability to optimize raw materials.

Director changes

Three long-term members of our board of directors also announced their retirements. Our shareholders have benefitted greatly from the excellent service of Ronald D. Pearson, Hugh C. Smith, M.D. and John G. Turner (with John having served as lead director for the past two years). Joining the board are Glenn S. Forbes, M.D., Stephen M. Lacy and Michael J. Mendes. Forbes, 63, is the medical director for initiatives in diversified business activities for medical imaging services at Mayo Clinic in Rochester, Minn. Lacy, 57, is chairman of the board, president and chief executive officer at Meredith Corporation, which is headquartered in Des Moines, Iowa. Mendes, 48, is chairman of the board, president and chief executive officer at Diamond Foods, Inc., which is headquartered in San Francisco, Calif.

9% sales growth in fiscal 2011

Outlook

Moving into 2012, we expect to deliver sales and earnings growth even amidst some difficult comparisons and less-than-favorable economic conditions. In particular, we are looking for our Grocery Products, Specialty Foods and All Other (International) units to drive profit growth as our Refrigerated Foods and Jennie-O Turkey Store segments maintain their position against historically high results. We also anticipate the comparisons to be more difficult in the first half of the year, becoming more favorable later in the year.

Our shareholders can be assured that Hormel Foods sets high standards, both in terms of financial performance and in terms of our impact on the community at large. I am proud to be associated with a team that continues to achieve and surpass those standards on both fronts.



Jeffrey M. Ettinger

Chairman of the Board, President and Chief Executive Officer

A key force behind the long-term success at Hormel Foods is our balanced business model. Through five segments — Grocery Products, Refrigerated Foods, Jennie-O Turkey Store, Specialty Foods and All Other (International) — we mitigate the risks from changing market conditions with our diverse product portfolio. These five business segments provide consumers with a wide array of meal solutions.


Hormel
Compleats


HERDEZ
La Victoria
HERDEZ

Grocery Products

Grocery Products features a portfolio of products such as *Hormel®* chili, *Herdez®* authentic Mexican products, *Hormel® Compleats®* microwave meals, *Dinty Moore®* stews, *Don Miguel®* authentic Mexican foods and the *SPAM®* family of products. These products offer portion-controlled meals, bold ingredients and flavorful toppers.


Hormel Chili with Beans
Hormel Chili NO Beans
Hormel
CHILI master


El Charrito
DON MIGUEL
OVER 1 LB
GRANDE
BEEF ENCHILADA DINNER


Dinty Moore
HEARTY MEALS


Dinty Moore
Big Bowls


SPAM
LITE


Hormel
PEPPERONI minis


Hormel
NATURAL CHOICE


Hormel
Roast Beef


Hormel
COUNTRY CROCK
HOMESTYLE MASHED POTATOES


Lloyd's
BARBEQUE
Pork

Refrigerated Foods

Center-of-the-plate meal solutions, ingredients and side dish items are core components in the Refrigerated Foods lineup of products and they include *Hormel®* pepperoni minis, *Hormel®* refrigerated entrees, *Hormel™ Country Crock®* refrigerated side dishes, all-natural *Hormel® Natural Choice®* products, *Hormel® Black Label®* bacon, *Hormel®* party trays and *Lloyd's®* barbeque tubs. These raw, marinated and precooked options provide consumers and foodservice operators with high quality protein items.


Hormel
Stars & Stripes Party Tray


Hormel
Black Label
BACON
APPLEWOOD SMOKED
THICK


Jennie O
Ground Turkey Breast
All Natural

Turkey Breast
Roast

Nachos!
extreme!

Jennie-O Turkey Store

Jennie-O Turkey Store provides fresh ground turkey, rotisserie deli turkey products, nacho platters, turkey bacon, turkey burgers and other turkey products to consumers and foodservice operators. Focused on growing value-added sales of turkey products, these products offer delicious, better-for-you options for everyday meals and gatherings.


Jennie O
Turkey Bacon

Jennie O
Turkey
Burgers

Specialty Foods

Individual-serving restaurant packets, nutritional food products, supplements and contract manufacturing are featured items for Specialty Foods. Through Diamond Crystal Brands, Hormel Specialty Products and Century Foods International, Hormel Foods offers high-quality products to restaurants, health care facilities and retail customers.


Hardy Jack's
CHILI
with Beans




ESSENCE
C
CERTAIN
D


NutraVantage
Chocolate

THICK & EASY
Puree
Homestyle Beef

All Other (International)

Through partnerships around the world, Hormel Foods continues to introduce and grow preference for the *SPAM*® family of products, *Stagg*® chili, our microwave meals and a variety of foodservice products.


SPAM
Hormel

STAGG
CHILI



Stuffed
Nuggets

Elevating the everyday

Trusted brands

Trusted brands are built over time by consistently providing high-quality products. For 120 years, Hormel Foods has produced products that consumers have come to know and love. With iconic brands like *Hormel®*, *Jennie-O Turkey Store®* and *SPAM®*, we build consumer loyalty around the world.


MAKE THE
SWITCH
Jennie-O
TURKEY STORE

Make The Switch®

Jennie-O Turkey Store is on a mission to prove lean can be delicious by challenging consumers to switch to turkey in their favorite meals for a tasty way to eat better.


TURKEY IS AS LEAN
AS IT IS DELICIOUS



The *Make The Switch®* campaign included providing free turkey burgers to consumers across the United States to prove they are as delicious as hamburgers.



Serving suggestion

22% increase in purchase intent

Results from the *Make The Switch®* campaign have been amazing with awareness for the trusted *Jennie-O Turkey Store®* brand gaining a double-digit, year-over-year increase. This purchase intent translated into double-digit sales increases for turkey burgers.




SPAM
SPAM
Hormel

Serving suggestion

Global growth of the *SPAM*® family of products

Hormel Foods continues to expand its presence across the globe with the iconic *SPAM*® family of products. The salty sweet taste of the product is sought after by consumers because it can be used in a variety of recipes. Sales of the *SPAM*® family of products have been expanded into Mexico, Japan and China.

Multiple-category leverage

Unified under a single advertising platform, *Life Better Served*™, Hormel Foods has embarked on a journey to inform consumers about the depth of the portfolio of *Hormel*® branded products. The campaign started after consumer research showed consumers know and love the *Hormel*® brand, but do not realize how many different products we sell under this brand.

#1

22 of our brands hold #1 market share


Hormel
TM

Life Better Served.™


Hormel
Game Day Recipes
Gluten-Free Recipes
Meat Prep Guide
COUPONS
PRODUCT LOCATOR
Looking for Chili Cheese Dip?

Investing in brand strength

Through an integrated marketing approach, the *Life Better Served*™ campaign is consistently promoted with a unified look and message delivered through advertising, public relations, digital and in-store/promotional elements. The campaign focuses on marquee products like *Hormel*® *Compleats*® microwave meals, *Hormel*® pepperoni and *Hormel*® *Natural Choice*® meats, while encompassing other products from 15 available categories.


Q:
So what exactly do I feed a super hero?
Hormel
PEPPERONI
minis
Hormel

Elevating the everyday

Innovative solutions

As a provider of meal solutions, Hormel Foods is constantly looking for opportunities to develop new products that meet many meal occasions from snacking and social gatherings to fine dining. No matter what the occasion, a common theme across all of these platforms is that consumers and foodservice operators want products that taste great and are easy to prepare.

Innovative solutions for social gatherings

Social gatherings today can be planned or impromptu, so when consumers need a grab-and-go solution, *Hormel*® party trays fit the need. As the pioneer in this category, we continue to innovate and bring new offerings with seasonal trays such as the tailgate tray shaped like a football and the cheese ball party tray.


Hormel
TAILGATE TRAY
Hormel
Tourney Tray


Hormel
6 STIX
PEPPERONI
Stix

Pepperoni: more than pizza

Consumers not only enjoy *Hormel*® pepperoni on pizza, but have many convenient stick and mini options that fit snacking and recipe needs. *Hormel*® meat stix are great for on-the-go snacking and are available in several varieties, including hard salami and Italian dry salami, as well as pepperoni. *Hormel*® pepperoni or turkey pepperoni minis deliver a great flavor when added to favorite dishes.


GENUINE • BARBEQUE



On-trend foodservice solutions

The foodservice group at Hormel Foods offers high quality and innovative new solutions for restaurant and other foodservice operators such as *Austin Blues®* products, a complete line of smoked meats that are ready to heat and serve. In addition, *Hormel® Natural Choice®* meats are becoming the first choice for operators who want to offer products free of additives, but full of flavor.

21%

Percent of total sales from new products introduced since 2000


Always Tender
OVEN READY
2 PORK CHOPS
2 CHICKEN BREASTS


Hormel
PEPPERONI
minis

Understanding consumer needs

Developing new products for consumers starts by understanding individual needs. Spending one-on-one time at home and shopping alongside consumers are two ways Hormel Foods identifies opportunities for new products. With the increasingly busy pace of today's consumers, our focus continues to be on quick meal solutions that fit a variety of occasions from snacking to weeknight dinners.

The Center of a Great Meal™

Hormel® Always Tender® Oven Ready™ meats are the centerpiece of a delicious meal. These marinated meats are prepackaged in an aluminum baking tray and go directly from the fridge to the oven after removing a sleeve and film. Ready in 30 minutes or less, this product requires no cleanup and allows consumers to spend more time enjoying dinner.

Elevating the everyday

Lifestyle trends

Consumers today seek nutritious foods that are convenient and taste great. From an extensive lineup of Mexican food products to heat-and-eat *Hormel® Compleats®* microwave meals and *Hormel®* refrigerated entrees, Hormel Foods offers convenient meals to fit every family's preference.



RESEALABLE ZIPPER
Hormel
NEW
NATURAL CHOICE
NO PRESERVATIVES
Cracked Black Pepper
Deli Turkey

Serving suggestion

Better-for-you products

Consumers today seek simple, wholesome and good-for-you products at a great value. We meet this demand with our *Hormel® Natural Choice®* products that taste great and are 100 percent natural, with no artificial preservatives. This premium deli lunch meat product continues to outpace others in its category and gain momentum with foodservice operators.

Expanded Mexican foods portfolio

Our MegaMex Foods joint venture is committed to becoming the U.S. leader in Mexican foods with products that resonate with both Mexican-American and mainstream consumers. The recent addition of *Wholly Guacamole®* products — popular among consumers as a flavor-enhancing dip — is an example of expanding the portfolio of products to enhance the position of MegaMex Foods as a one-stop shop for Mexican Foods.



8 COUNT
0g
CHI-CHI'S
DON MIGUEL
Tradition & Taste Since 1908
BEEF & CHEESE
MINI TACOS
SEASONED BEEF AND CHEESE IN A CRISPY CORN TORTILLA
NEW IMPROVED FLAVOR & TEXTURE!
WHOLLY
GUACAMOLE
FIBER
WHOLE WHEAT TORTILLA
Fajita Style
8 WHOLE WHEAT TORTI
HERDEZ
SALSA CASERA
HERDEZ
Salsa


Hormel
Pork Roast
au jus
Hormel
Turkey Breast
& gravy
No Preservatives
*Serving suggestion

Simple meal solutions

Preparing dinner on a tight schedule is easy with *Hormel*® refrigerated entrees and *Hormel*™ *Country Crock*® side dishes. In five minutes or less, these microwavable meal solutions are ready, allowing families to spend time together without worrying about the meal planning, preparation and cleanup.

62%

meals at home
≤ six minutes
prep time




Hormel
Compleats
Hormel
Compleats
Hormel
Compleats

Full meals in seconds

For on-the-go consumers, *Hormel*® *Compleats*® microwave meals offer a fast, microwave-friendly meal solution. To further develop this category, a new blue segment called Café Creations was added to the existing red and green varieties now called Homestyle and Balanced Selections, respectively. In addition, the packaging has been redesigned to feature fresh, contemporary graphics and more appealing product images.

(in thousands, except per share amounts)	2011	2010*	2009*	2008*	2007*
Operations					
Net Sales	**$ 7,895,089**	$ 7,220,719	$ 6,533,671	$ 6,754,903	$ 6,193,032
Net Earnings	**479,196**	399,776	345,978	288,635	303,820
Net Earnings Attributable to Hormel Foods Corporation	**474,195**	395,587	342,813	285,500	301,892
% of net sales	**6.01%**	5.48%	5.25%	4.23%	4.87%
EBIT[1]	**737,283**	642,386	533,414	513,661	483,920
% of net sales	**9.34%**	8.90%	8.16%	7.60%	7.81%
EBITDA[2]	**861,448**	767,977	660,552	639,850	610,658
% of net sales	**10.91%**	10.64%	10.11%	9.47%	9.86%
Return on Invested Capital[3]	**16.85%**	14.89%	14.09%	13.05%	13.49%
Financial Position					
Total Assets	**4,244,391**	4,053,918	3,692,055	3,616,471	3,393,650
Long-term Debt less Current Maturities	**250,000**	–	350,000	350,000	350,005
Hormel Foods Corporation Shareholders' Investment	**2,656,582**	2,400,657	2,122,608	2,006,740	1,884,376
Selected Cash Flow Data					
Depreciation and Amortization	**124,165**	125,591	127,138	126,189	126,738
Capital Expenditures	**96,911**	89,823	96,961	125,890	125,795
Acquisitions of Businesses	**7,207**	28,104	701	27,225	125,101
Share Repurchase	**152,930**	69,574	38,147	69,551	86,794
Dividends Paid	**129,975**	109,374	101,376	95,531	81,092
Common Stock					
Basic Shares	**266,394**	266,732	268,454	270,721	274,431
Diluted Shares	**271,915**	270,698	270,979	274,256	278,302
Earnings per Share — Basic	**1.78**	1.48	1.28	1.05	1.10
Earnings per Share — Diluted	**1.74**	1.46	1.27	1.04	1.08
Dividends per Share	**0.51**	0.42	0.38	0.37	0.30
Hormel Foods Corporation Shareholders' Investment per Share	**10.06**	9.03	7.94	7.46	6.94

The Company provides EBIT, EBITDA, and Return on Invested Capital because these measures are useful to investors as indicators of operating strength and performance relative to prior years, and are typically used to benchmark our Company's performance against other companies in our industry. These measures are calculated as follows:

	2011	2010	2009	2008	2007
(1) EBIT:					
Net Earnings Attributable to Hormel Foods Corporation	**$ 474,195**	$ 395,587	$ 342,813	$ 285,500	$ 301,892
Plus: Income Tax Expense	**239,640**	224,775	182,169	172,036	167,945
Plus: Interest Expense	**22,662**	26,589	27,995	28,023	27,707
Less: Interest and Investment (Loss) Income	**(786)**	4,565	19,563	(28,102)	13,624
EBIT	**$ 737,283**	$ 642,386	$ 533,414	$ 513,661	$ 483,920
(2) EBITDA:					
EBIT per (1) above	**$ 737,283**	$ 642,386	$ 533,414	$ 513,661	$ 483,920
Plus: Depreciation and Amortization	**124,165**	125,591	127,138	126,189	126,738
EBITDA	**$ 861,448**	$ 767,977	$ 660,552	$ 639,850	$ 610,658
(3) Return on Invested Capital:					
EBIT per (1) above	**$ 737,283**	$ 642,386	$ 533,414	$ 513,661	$ 483,920
X (1 — Effective Tax Rate**)	**66.43%**	63.77%	65.30%	62.40%	64.25%
After-tax EBIT	**489,771**	409,631	348,319	320,522	310,941
Divided by:					
Total Debt	**250,000**	350,000	350,000	450,000	420,054
Hormel Foods Corporation Shareholders' Investment	**2,656,582**	2,400,657	2,122,608	2,006,740	1,884,376
Total Debt and Shareholders' Investment	**2,906,582**	2,750,657	2,472,608	2,456,740	2,304,430
Return on Invested Capital	**16.85%**	14.89%	14.09%	13.05%	13.49%

* Shares and per share figures have been restated to reflect the two-for-one stock split effected February 1, 2011

** Excluding earnings attributable to noncontrolling interests

Executive Overview

Fiscal 2011: Hormel Foods achieved record sales and earnings during fiscal 2011. Sales grew more than nine percent compared to fiscal 2010, resulting in total sales of $7.9 billion. All five reporting segments contributed to the year-over-year improvement. Earnings for the year were $474.2 million, an increase of 19.9 percent. These results are even more impressive considering the comparisons are based on a 52 week fiscal year in 2011 compared to a 53 week fiscal year in 2010.

Economic conditions during the year required significant pricing actions to keep pace with rising commodity costs. Despite these pressures, sales of our value-added products continued to perform well. Value-added products under key *Hormel®* and *Jennie-O Turkey Store®* brands also benefitted from an increased investment in advertising campaigns during the year.

Our Jennie-O Turkey Store segment delivered outstanding results as improved sales of value-added products and higher commodity prices, along with continued efficiencies in operations and its supply chain, drove the earnings growth. Grocery Products performance was mixed for the year. Earnings for this segment declined compared to adjusted earnings[1] in the prior year, as sales growth was unable to counter significant input cost pressures. Our Refrigerated Foods segment had a solid year, as strong pork operating margins and improved value-added sales more than offset higher raw material costs. Specialty Foods saw operating profit decline as pricing actions and improved sales were unable to cover higher raw material costs. Our All Other (International) segment turned in a great year, as strong pork exports led to double-digit growth for sales and earnings.

Our strong financial performance continued to generate substantial cash flows. We increased our investment in the MegaMex Foods joint venture with the addition of the *Wholly Guacamole®* line of refrigerated dips and related products. We also announced our 46th consecutive year of dividend increases, raising our dividend rate by 17.6 percent for fiscal 2012, and repurchased 5.5 million shares of common stock, spending $152.9 million.

Fiscal 2012 Outlook: We anticipate volatile commodity markets including higher grain costs and lower pork operating margins in fiscal 2012. Despite these challenges, we expect to deliver year-over-year improvements in both sales and earnings, utilizing our balanced portfolio to help weather economic uncertainty. A continuing priority will be our focus on building branded, value-added product lines which allow us to provide consumers with great tasting, convenient, and healthy food options at a good value. Our strong balance sheet and free cash flow will give us the opportunity to build our business through internal expansion or strategic acquisitions.

[1] Grocery Products adjusted earnings for fiscal 2010 exclude a pretax charge of $9.7 million related to the closing of the Company's Valley Fresh plant in Turlock, California.

Critical Accounting Policies

This discussion and analysis of financial condition and results of operations is based upon the consolidated financial statements of Hormel Foods Corporation (the Company), which have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company evaluates, on an ongoing basis, its estimates for reasonableness as changes occur in its business environment. The Company bases its estimates on experience, the use of independent third-party specialists, and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments, estimates, and uncertainties, and potentially result in materially different results under different assumptions and conditions. The Company believes the following are its critical accounting policies:

Inventory Valuation: The Company values its pork inventories at the lower of cost or USDA market prices (primal values). When the carcasses are disassembled and transferred from primal processing to various manufacturing departments, the primal values, as adjusted by the Company for product specifications and further processing, become the basis for calculating inventory values. Turkey raw materials are represented by the deboned meat quantities. The Company values these raw materials using a concept referred to as the "meat cost pool." The meat cost pool is determined by combining the cost to grow turkeys with processing costs, less any net sales revenue from by-products created from the processing and not used in producing Company products. The Company has developed a series of ratios using historical data and current market conditions (which themselves involve estimates and judgment determinations by the Company) to allocate the meat cost pool to each meat component. Substantially all inventoriable expenses, meat, packaging, and supplies are valued by the average cost method.

Goodwill and Other Intangibles: The Company's identifiable intangible assets are amortized over their useful lives, unless the useful life is determined to be indefinite. The useful life of an identifiable intangible asset is based on an analysis of several factors including: contractual, regulatory, or legal obligations, demand, competition, and industry trends. Goodwill and indefinite-lived intangible assets are not amortized, but are tested at least annually for impairment.

The Company's goodwill impairment test is performed at the reporting unit level. The Company's reporting units represent operating segments (aggregations of business units that have similar economic characteristics and share the same production facilities, raw materials, and labor force). In conducting the goodwill impairment test, the Company first performs a qualitative assessment to determine whether it is more likely than not (> 50% likelihood) that the fair value of any reporting unit is less than its carrying amount. If the Company concludes that this is the case, then a two-step quantitative test for goodwill impairment is performed for the appropriate reporting units. Otherwise, the Company concludes that no impairment is indicated and does not perform the two-step test.

In conducting the initial qualitative assessment, the Company analyzes actual and projected growth trends for net sales, gross margin, and segment profit for each reporting unit, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, each reporting unit assesses critical areas that may impact its business, including macroeconomic conditions and the related impact, market related exposures, any plans to market all or a portion of their business, competitive changes, new or discontinued product lines, changes in key personnel, or any other potential risks to their projected financial results. All of the assumptions used in the qualitative assessment require significant judgment.

If required, the quantitative goodwill impairment test is a two-step process. First, the fair value of each reporting unit is compared to its corresponding carrying value, including goodwill. The fair value of each reporting unit is estimated using discounted cash flow valuations. The assumptions used in the estimate of fair value, including future growth rates, terminal values, and discount rates, require significant judgment. The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by the Company's Board of Directors. The Company reviews product growth patterns, market share information, industry trends, peer group statistics, changes in distribution channels, and economic indicators in determining the estimates and assumptions used to develop cash flow and profit plan assumptions. Additionally, the Company performs sensitivity testing of the profit plan assumptions and discount rate to assess the impact on the fair value for each reporting unit under various circumstances.

If the first step results in the carrying value exceeding the fair value of any reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

Based on the qualitative assessment conducted in fiscal 2011, performance of the quantitative two-step test was not required for any of the Company's reporting units, and no goodwill impairment charges were recorded.

Impairment testing for indefinite-lived intangible assets also compares the fair value and carrying value of the intangible asset. The fair value of indefinite-lived intangible assets is primarily determined on the basis of estimated discounted value, using the relief from royalty method. The assumptions used in the estimate of fair value, including future sales projections and discount rates, require significant judgment. The Company considers historical performance and various Company and industry factors when determining the assumptions to use in estimating the fair value. If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference. No material impairment charges were recorded for indefinite-lived intangible assets for fiscal 2011.

Accrued Promotional Expenses: Accrued promotional expenses are unpaid liabilities for customer promotional programs in process or completed as of the end of the fiscal year. Promotional contractual accruals are based on agreements with customers for defined performance. The liability relating to these agreements is based on a review of the outstanding contracts on which performance has taken place but for which the promotional payments relating to such contracts remain unpaid as of the end of the fiscal year. The level of customer performance is a significant estimate used to determine these liabilities.

Employee Benefit Plans: The Company incurs expenses relating to employee benefits, such as noncontributory defined benefit pension plans and post-retirement health care benefits. In accounting for these employment costs, management must make a variety of assumptions and estimates including mortality rates, discount rates, overall Company compensation increases, expected return on plan assets, and health care cost trend rates. The Company considers historical data as well as current facts and circumstances when determining these estimates. The Company uses third-party specialists to assist management in the determination of these estimates and the calculation of certain employee benefit expenses.

Income Taxes: The Company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

The Company computes its provision for income taxes based on the statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it operates. Significant judgment is required in evaluating the Company's tax positions and determining its annual tax provision. While the Company considers all of its tax positions fully supportable, the Company is occasionally challenged by various tax authorities regarding the amount of taxes due. The Company recognizes a tax position in its financial statements when it is more likely than not that the position will be sustained upon examination, based on the technical merits of the position. That position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A change in judgment related to the expected ultimate resolution of uncertain tax positions will be recognized in earnings in the quarter of such change.

Contingent Liabilities: At any time, the Company may be subject to investigations, legal proceedings, or claims related to the on-going operation of its business, including claims both by and against the Company. Such proceedings typically involve claims related to product liability, contract disputes, wage and hour laws, employment practices, or other actions brought by employees, consumers, competitors, or suppliers. The Company routinely assesses the likelihood of any adverse outcomes related to these matters on a case by case basis, as well as the potential ranges of losses and fees. The Company establishes accruals for its potential exposure, as appropriate, for claims against the Company when losses become probable and reasonably estimable. Where the Company is able to reasonably estimate a range of potential losses, the Company records the amount within that range that constitutes the Company's best estimate. These accruals are determined based on the facts and circumstances related to the individual cases and require estimates and judgments regarding the interpretation of facts and laws, as well as the effectiveness of strategies or other factors beyond our control.

Results of Operations

OVERVIEW

The Company is a processor of branded and unbranded food products for retail, foodservice, and fresh product customers. The Company operates in the following five reportable segments:

Segment	Business Conducted
Grocery Products	This segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominantly in the retail market. This segment also includes the results from the Company's MegaMex Foods, LLC (MegaMex) joint venture.
Refrigerated Foods	This segment includes the Hormel Refrigerated operating segment and the Affiliated Business Units. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork and beef products for retail, foodservice, and fresh product customers. The Affiliated Business Units include the Farmer John, Burke Corporation, Dan's Prize, Saag's Products, Inc., and Precept Foods businesses. Precept Foods, LLC, is a 50.01 percent owned joint venture.
Jennie-O Turkey Store	This segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for retail, foodservice, and fresh product customers.
Specialty Foods	This segment includes the Diamond Crystal Brands (DCB), Century Foods International (CFI), and Hormel Specialty Products (HSP) operating segments. This segment consists of the packaging and sale of various sugar and sugar substitute products, salt and pepper products, liquid portion products, dessert mixes, ready-to-drink products, sports nutrition products, gelatin products, and private label canned meats to retail and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products.
All Other	This segment includes the Hormel Foods International operating segment, which manufactures, markets, and sells Company products internationally. This segment also includes the results from the Company's international joint ventures and miscellaneous corporate sales.

The Company's fiscal year consisted of 52 weeks in 2011, 53 weeks in 2010, and 52 weeks in 2009. All comparisons provided throughout this discussion are therefore impacted by the additional week in fiscal 2010.

Additionally, all prior year share and per share figures throughout this discussion have been restated, as appropriate, to reflect the two-for-one split of the Company's common stock, which was effected February 1, 2011.

FISCAL YEARS 2011 AND 2010:

Consolidated Results

Net Earnings: Net earnings attributable to the Company for the fourth quarter of fiscal 2011 were $117.3 million, a decrease of 3.2 percent compared to earnings of $121.1 million for the same quarter last year. Diluted earnings per share were $0.43 compared to $0.45 for the same quarter last year. Net earnings attributable to the Company for fiscal 2011 increased 15.9 percent to $474.2 million, from $409.0 million adjusted[1] net earnings attributable to the Company in fiscal 2010. Diluted earnings per share for fiscal 2011 increased 15.2 percent to $1.74 compared to $1.51 adjusted[1] diluted earnings per share last year.

On a U.S. GAAP basis, net earnings attributable to the Company for fiscal 2011 increased 19.9 percent to $474.2 million, from $395.6 million in fiscal 2010. U.S. GAAP diluted earnings per share for fiscal 2011 increased 19.2 percent to $1.74 compared to $1.46 last fiscal year.

Net Sales: Net sales for the fourth quarter increased to $2.10 billion from $2.06 billion in 2010, an increase of 2.0 percent. Net sales for fiscal 2011 increased 9.3 percent to $7.90 billion compared to $7.22 billion in the prior year. Tonnage for the fourth quarter decreased 7.1 percent to 1.24 billion lbs. compared to the prior year at 1.34 billion lbs. Tonnage for the fiscal year increased 0.6 percent to 4.82 billion lbs. from 4.80 billion lbs. in the prior year. Four of the Company's five reporting segments delivered sales growth in the fourth quarter of fiscal 2011, and all five segments improved on a full year basis compared to fiscal 2010. Ongoing media investments to support the Company's key brands were successful in strengthening value-added sales during the year, particularly for retail products within the Refrigerated Foods and *Jennie-O Turkey Store* (JOTS) segments. Favorable volumes and pricing also generated significant increases in commodity meat sales for JOTS over the prior year. Additionally, strong fresh pork export sales were experienced throughout the fiscal year and further enhanced top-line results. Sales comparisons were also impacted by pricing initiatives, which were taken throughout fiscal 2011 in all segments of the Company in response to higher input costs. However, the higher pricing began to impact tonnage results in the latter half of the year.

The Company expects to continue its strong top-line momentum entering 2012. The current general wellness movement and overall trend toward more nutritious products are expected to contribute to robust sales of *Jennie-O Turkey Store®* branded items and *Hormel® Natural Choice®* deli meats. Strong sales of *Hormel®* pepperoni and party tray items are also anticipated as the Company continues to find innovative options for consumer snacking occasions. The *Hormel® Compleats®* line of microwave meals is expected to benefit from new packaging and advertising that was introduced during fiscal 2011. Following the addition of the *Wholly Guacamole®* line of refrigerated products, the Company's broad Mexican foods portfolio should provide yet another platform for growth in the upcoming year.

Gross Profit: Gross profit was $336.0 million and $1.33 billion for the 2011 fourth quarter and fiscal year, respectively, compared to $355.0 million and $1.24 billion last year. As a percentage of net sales, gross profit decreased to 16.0 percent for the fourth quarter compared to 17.2 percent in fiscal 2010, and decreased to 16.9 percent for the year compared to 17.2 percent in fiscal 2010. Gross profit for fiscal 2010 included a charge of $9.7 million incurred during the second quarter related to the closing of the Company's Valley Fresh plant. Jennie-O Turkey Store had an outstanding year as value-added sales growth, favorable commodity meat margins, and efficiencies achieved throughout its supply chain and operations were able to offset higher feed costs. Margins on fresh pork exports were also strong for the Company's international business. In Refrigerated Foods, favorable spreads between hog costs and primal values generated sizable gains in the first half of the fiscal year. However, these margins weakened in the latter half, resulting in lower profits for pork operations in the third and fourth quarters. Meanwhile, pork primal costs and other raw materials remained high throughout the year and reduced margins for the Company's value-added businesses. Shipping and handling expenses also increased compared to fiscal 2010 across all segments of the Company. Pricing initiatives were able to offset a portion of the higher costs during the year, but margins began to be negatively impacted in the second half of the year.

Entering fiscal 2012, the Company continues to face headwinds from high and volatile raw material costs across all segments of the Company. Higher grain costs will also remain a concern, as well as anticipated declines in pork operating margins compared to fiscal 2011. Strategic and moderate price increases may be pursued as necessary on products most significantly impacted by the elevated input costs. Given current conditions, the Refrigerated Foods and JOTS segments are expected to maintain their positions in fiscal 2012 against historically high results. Year-over-year comparisons are likely to be difficult in the short-term, becoming more favorable in the latter half of the year. Overall the Company's

[1] See discussion regarding 2010 adjusted net earnings on page 24.

balanced business model is still expected to deliver improved profits in the upcoming year, with growth driven by the Grocery Products, Specialty Foods, and All Other segments.

Selling, General and Administrative: Selling, general and administrative expenses for the fourth quarter and year were $156.7 million and $618.6 million, respectively, compared to $166.5 million and $605.3 million last year. Due to significant sales growth in the current year, selling, general and administrative expenses as a percentage of net sales for the fourth quarter decreased to 7.4 percent, compared to 8.1 percent of net sales in the prior year. For the fiscal year, these expenses decreased to 7.8 percent from 8.4 percent in fiscal 2010. Higher expense was incurred in fiscal 2011 due to the vesting of options under the Universal Stock Option award granted to all employees in 2007, which occurred during the first quarter. Brokerage, travel, and compensation related expenses also increased for the year compared to fiscal 2010, but were partially offset by reductions in professional service related expenses. The Company also made a larger investment in advertising for its key brands during fiscal 2011. Most notably, *Hormel®* branded items continued to be supported through the "Life Better Served" campaign throughout the year, and the "Make the Switch" campaign for *Jennie-O Turkey Store®* turkey burgers was resumed in the summer and fall months. As a percentage of net sales, the Company expects selling, general and administrative expenses to be between 7.5 percent and 8.0 percent in fiscal 2012.

Research and development expenses were $8.2 million and $29.4 million for the fiscal 2011 fourth quarter and year, respectively, compared to $7.7 million and $27.6 million in 2010. Research and development expenses are again expected to increase during fiscal 2012, as product innovation and ongoing expansion of value-added product lines will continue to be priorities for the Company going forward.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $7.6 million and $26.8 million for the fiscal 2011 fourth quarter and year, respectively, compared to $4.1 million and $13.1 million last year. Strong results from the Company's 50 percent owned MegaMex joint venture were the primary driver of the increase for both the fourth quarter and fiscal year, offsetting lower overall results for the Company's international joint ventures compared to fiscal 2010.

During the fourth quarter of fiscal 2010, MegaMex acquired Don Miguel Foods, a leading provider of branded frozen and fresh authentic Mexican appetizers, snacks, and handheld items. During the fourth quarter of fiscal 2011, MegaMex also completed the acquisition of Fresherized Foods. Fresherized Foods produces *Wholly Guacamole®*, *Wholly Salsa®*, and *Wholly Queso®* products. As the Company continues to expand its portfolio of Mexican foods, it anticipates that this joint venture will generate additional growth in equity in earnings of affiliates for fiscal 2012.

The Company accounts for its majority-owned operations under the consolidation method. Investments in which the Company owns a minority interest, and for which there are no other indicators of control, are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the Consolidated Statement of Financial Position as investments in and receivables from affiliates. The composition of this line item at October 30, 2011, was as follows:

(in thousands) Country	Investments/Receivables
United States	$205,594
Philippines	65,140
Vietnam	17,442
Mexico	4,796
Japan	2,726
Total	$295,698

Income Taxes: The Company's effective tax rate for the fourth quarter and year was 34.3 percent and 33.3 percent, respectively, in fiscal 2011 compared to 34.8 percent and 36.0 percent, respectively, for the quarter and year in fiscal 2010. The lower fiscal 2011 rate compared to the prior year primarily reflects favorable discrete items resulting from prior year tax adjustments and settlements with federal and various state tax jurisdictions. Additionally, the higher rate in the prior year reflected a change in the tax treatment of Medicare Part D subsidies, resulting from new health care laws enacted in 2010. The Company expects the effective tax rate in fiscal 2012 to be between 34.5 percent and 35.5 percent.

Segment Results

Net sales and operating profits for each of the Company's reportable segments are set forth below. The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, the Company does not represent that these segments, if operated independently, would report the operating profit and other financial information shown below. (Additional segment financial information can be found in Note O "Segment Reporting.")

(in thousands)	Fourth Quarter Ended October 30, 2011	October 31, 2010	% Change	Year Ended October 30, 2011	October 31, 2010	% Change
Net Sales						
Grocery Products	**$ 282,018**	$ 287,112	(1.8)	**$1,064,558**	$1,040,455	2.3
Refrigerated Foods	**1,092,024**	1,082,941	0.8	**4,189,224**	3,818,788	9.7
Jennie-O Turkey Store	**408,943**	402,048	1.7	**1,467,222**	1,310,412	12.0
Specialty Foods	**232,213**	212,017	9.5	**835,584**	782,958	6.7
All Other	**88,700**	78,921	12.4	**338,501**	268,106	26.3
Total	**$2,103,898**	$2,063,039	2.0	**$7,895,089**	$7,220,719	9.3
Segment Operating Profit						
Grocery Products	**$ 44,518**	$ 43,134	3.2	**$ 162,556**	$ 155,922	4.3
Refrigerated Foods	**69,420**	86,065	(19.3)	**292,624**	276,315	5.9
Jennie-O Turkey Store	**49,561**	47,544	4.2	**204,940**	143,644	42.7
Specialty Foods	**22,322**	19,886	12.2	**76,905**	80,727	(4.7)
All Other	**9,770**	9,448	3.4	**36,250**	26,126	38.8
Total segment operating profit	**195,591**	206,077	(5.1)	**773,275**	682,734	13.3
Net interest and investment expense (income)	**6,611**	4,572	44.6	**23,448**	22,024	6.5
General corporate expense	**9,827**	14,889	(34.0)	**35,992**	40,348	(10.8)
Noncontrolling interest	**1,186**	1,460	(18.8)	**5,001**	4,189	19.4
Earnings before income taxes	**$ 180,339**	$ 188,076	(4.1)	**$ 718,836**	$ 624,551	15.1

Grocery Products: Grocery Products net sales decreased 1.8 percent for the fourth quarter and increased 2.3 percent for the year compared to fiscal 2010. Tonnage decreased 6.0 percent for the quarter and increased 0.3 percent for the year compared to prior year results. Following gains earlier in the year, sales and tonnage results for Grocery Products were mixed in the fourth quarter, reflecting the impact of pricing initatives taken throughout fiscal 2011. For the year, increased sales of core product lines, including the *SPAM*® family of products, *Hormel*® bacon toppings, *Hormel*® *Mary Kitchen*® hash, and *Dinty Moore*® stew, offset declines in other categories such as *Hormel*® chili and imported canned meats. Although down for the fourth quarter, sales of Mexican food products with the Company's MegaMex joint venture also benefitted top-line results for fiscal 2011 compared to the prior year. Ongoing advertising support for various brands within the MegaMex portfolio is expected to further enhance results entering 2012.

The introduction of new items and packaging for the *Hormel*® *Compleats*® line of microwave meals also began during the fourth quarter of fiscal 2011. Although sales declined in the quarter due to stronger promotional efforts associated with the roll-out, the Company is encouraged with the results to date and expects growth from this product line during the next fiscal year. Introduction of the *Compleats*® Kids line of microwave meals also took place in the second quarter of fiscal 2011, providing incremental sales and volume for the year.

Segment profit for Grocery Products increased 3.2 percent for the fourth quarter and 4.3 percent for the year compared to fiscal 2010. Segment profit for Grocery Products for fiscal 2011 decreased 1.9 percent compared to adjusted segment profit in the prior year, which excluded a non-recurring charge of $9.7 million related to the closing of the Company's Valley Fresh plant incurred during the second quarter (see table below). Higher pork and beef raw material costs negatively impacted margins across the Grocery Products product portfolio throughout fiscal 2011. Declines were most notable in the first half of the year as pricing initiatives lagged cost increases, but profitability improved in the latter half once those initiatives were fully in effect. Favorable equity in earnings results from the MegaMex joint venture have also provided year-over-year growth and offset a portion of the higher input costs incurred. During the fourth quarter of fiscal 2011, MegaMex also completed the acquisition of Fresherized Foods, which produces *Wholly Guacamole*®, *Wholly Salsa*®, and *Wholly Queso*® products. This acquisition is expected to further benefit equity in earnings results in upcoming quarters.

The following table shows the calculation to reconcile from adjusted segment profit to U.S. GAAP segment profit for Grocery Products for fiscal year 2010.

(in thousands)	2010 Adjusted Segment Profit	Valley Fresh Plant Closure	2010 U.S. GAAP Segment Profit
Grocery Products Segment Profit			
Year ended October 31, 2010	$165,655	$(9,733)	$155,922

Looking forward, the Company expects to drive volume growth for this segment through continued advertising and promotional support for both its core Grocery Products and MegaMex brands. Pork and beef raw material markets remain high and are expected to be a continued challenge entering fiscal 2012, but should continue to be tempered by the pricing initiatives implemented during fiscal 2011.

Refrigerated Foods: Net sales for the Refrigerated Foods segment were up 0.8 percent for the fourth quarter and 9.7 percent for the year compared to fiscal 2010. Tonnage decreased 8.1 percent for the fourth quarter and 0.9 percent for the fiscal year as compared to the prior year. Following three strong quarters, this segment began to experience some top-line softness in the fourth quarter, partially reflecting the impact of fiscal 2011 pricing advances. Gains in the retail business were offset by declines in both foodservice and the Affiliated Business Units. On a full year basis, however, sales gains were reported across all business units within Refrigerated Foods.

Despite a relatively flat fourth quarter overall, the Company was successful in expanding key value-added product lines within this segment during fiscal 2011. The Meat Products business unit had solid performance in the fourth quarter on *Hormel®* convenience bacon, *Hormel® Cure 81®* premium hams, and *Hormel® Natural Choice®* deli meats. For the fiscal year, sales of *Hormel®* party trays and *Hormel®* retail pepperoni were also strong and the Company continues to see growth from the *Hormel® Country Crock®* refrigerated side dish business. Although the foodservice trade experienced a challenging year, the Company was also able to maintain sales growth for several of its core foodservice product lines, including *Hormel® Natural Choice®* deli meats, *Café H®* ethnic meats, and pizza toppings.

Segment profit for Refrigerated Foods decreased 19.3 percent in the fourth quarter and increased 5.9 percent for the year, compared to fiscal 2010. Unusually favorable spreads between hog costs and primal values in the first half of fiscal 2011 generated gains for the Company's pork operations. However, pork operating margins became significantly weaker in the latter half of the year, particularly in comparison to the historically high margins experienced in the latter half of fiscal 2010, resulting in year-over-year losses in the third and fourth quarters. Additionally, pork primal values remained at an elevated level compared to the prior year, which pressured margins for this segment's value-added businesses throughout fiscal 2011. Pricing advances were taken throughout the year to help mitigate the higher input costs.

Entering fiscal 2012, the Company expects pork operating margins to be significantly less than what was experienced in the first half of fiscal 2011. To date, hog markets have also remained high and have not experienced the seasonal downward trend traditionally seen in the late summer and fall months. Additional pricing initiatives to mitigate the ongoing high input costs may be considered, but would need to be balanced with the resulting impact on demand. Based on these factors, Refrigerated Foods expects to face very challenging comparisons at least throughout the first half of the upcoming year.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the fourth quarter and year increased 1.7 percent and 12.0 percent, respectively, compared to fiscal 2010. Tonnage decreased 10.9 percent for the fourth quarter and increased 0.9 percent for the twelve months, compared to prior year results. This segment continued to grow its value-added sales during fiscal 2011, with net sales increasing 3.1 percent and 8.8 percent for the fourth quarter and year, respectively. Commodity pricing was also favorable throughout fiscal 2011, which resulted in a significant increase in commodity meat sales for both the fourth quarter and fiscal year. Sales of whole birds declined significantly in the fourth quarter compared to fiscal 2010, reflecting successful efforts to sell the product earlier in the year.

JOTS completed a very strong year in fiscal 2011, with segment profit increasing 4.2 percent for the fourth quarter and 42.7 percent for the year, compared to fiscal 2010. Improved value-added business results and ongoing operational and efficiency gains generated notable profit increases compared to the prior year. Favorable commodity meat margins were also a key driver of the profitability gains throughout fiscal 2011, but year-over-year comparisons in the fourth quarter were not as favorable as earlier in the year. Grain markets remained high and volatile toward the end of the fiscal year, resulting in feed costs for the quarter that were significantly higher than fiscal 2010. Pricing initiatives taken throughout the year and the Company's hedging programs were able to mitigate a portion of these increased costs.

The Company resumed its "Make the Switch" marketing campaign for JOTS during the latter half of fiscal 2011. This campaign enhanced results during the fourth quarter, with all three of the retail, deli, and foodservice business units reporting growth. Sales of *Jennie-O Turkey Store®* fresh tray pack items and turkey burgers were particularly strong.

Both JOTS and the turkey industry are well positioned entering 2012, with a good balance between industry sales demand and meat supply. However, higher poult placements in the industry recently are indicating increased production. Input costs for corn and soybean meal also remain a concern as markets increased substantially toward the end of the year, and futures markets remain volatile. The Company's hedging programs should continue to temper these increases, but positions are not as favorable as they were beginning fiscal 2011. Higher value-added pricing may be pursued where necessary to offset cost increases, but the Company will be monitoring the impact on demand very closely as the new year progresses.

Specialty Foods : Specialty Foods net sales increased 9.5 percent for the fourth quarter and 6.7 percent for the twelve months compared to fiscal 2010. Tonnage decreased 0.6 percent for the quarter and increased 2.9 percent for the twelve months compared to the prior year. All three operating segments within Specialty Foods generated top-line gains for both the 2011 fourth quarter and fiscal year, as the impact of pricing initiatives benefitted sales results for this segment. Items showing the most notable growth included private label canned meats, sugar, blended products, nutritional products, and liquid portion products. Improved sales of these items were able to offset declines in contract packaging and dysphagia and malnutrition products.

Specialty Foods segment profit increased 12.2 percent for the fourth quarter and decreased 4.7 percent for the year compared to fiscal 2010. High raw materials costs were a challenge for Specialty Foods throughout fiscal 2011 across all operating segments. Additional pricing advances taken in the third quarter were able to offset these costs and improve margin results during the fourth quarter. Product mix improvements at CFI also provided a significant improvement in profitability late in the year, with increased volumes of nutritional and bulk blended products replacing less profitable toll-based contract manufacturing business.

Efforts taken in fiscal 2011 to gain new customers and expand distribution for this segment have been successful, and will continue to benefit results for Specialty Foods in future quarters. Raw material costs will remain a challenge, and additional pricing initiatives may be considered on certain items where the largest cost increases are anticipated. Additional product mix improvements are also expected going forward, and the Company will look for this segment to provide both sales and earnings growth during fiscal 2012.

All Other: All Other net sales increased 12.4 percent for the fourth quarter and 26.3 percent for the year compared to fiscal 2010. Strong fresh pork export sales have driven the top-line results for both the quarter and fiscal year for this segment. Sales of the *SPAM®* family of products declined for the fourth quarter, but provided a significant sales increase on a full year basis compared to fiscal 2010.

All Other segment profit increased 3.4 percent and 38.8 percent for the fourth quarter and year, respectively, compared to fiscal 2010. The increased export volumes noted above were able to offset lower product margins due to the ongoing high raw material costs experienced during fiscal 2011. Although equity in earnings results for our international joint venture operations declined for both the fourth quarter and fiscal year, favorable currency rates and profit improvements from the Company's China operations were able to cover these declines and contributed to improved overall profitability for the segment.

Our international business is entering 2012 with good momentum. Export markets are expected to remain strong in the near term. Raw material costs remain high, but pricing initiatives taken in fiscal 2011 should help to moderate the impact on margins in upcoming quarters.

Unallocated Income and Expenses: The Company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The Company also retains various other income and unallocated expenses at corporate. Equity in earnings of affiliates is included in segment operating profit; however, earnings attributable to the Company's noncontrolling interests are excluded. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment expense (income) for the fourth quarter and fiscal year was a net expense of $6.6 million and $23.4 million, respectively, compared to a net expense of $4.6 million and $22.0 million for the comparable periods of fiscal 2010. The increased expense primarily reflects lower investment returns on the Company's rabbi trust for supplemental executive retirement plans and deferred income plans, as well as additional amortization related to the Company's affordable housing investments during fiscal 2011. Interest expense was $22.7 million for fiscal 2011, decreasing from $26.6 million in fiscal 2010, due to a lower overall long-term debt balance and a lower interest rate for the current year. The only debt balance outstanding at the end of fiscal 2011 relates to the Company's $250.0 million senior notes which mature in 2021. The Company expects interest expense to be approximately $12.0 to $15.0 million for fiscal 2012 as the reduced debt balance and lower interest rate for the full fiscal year will provide an additional reduction.

General corporate expense for the fourth quarter and year was $9.8 million and $36.0 million, respectively, compared to $14.9 million and $40.3 million for the prior year quarter and twelve months. The lower expense for both the fourth quarter and year reflects a decrease in the lower of cost or market inventory reserve, which was partially offset by higher pension, insurance, and other compensation related expenses compared to the prior year.

Net earnings attributable to the Company's noncontrolling interests were $1.2 million and $5.0 million for the 2011 fourth quarter and fiscal year, respectively, compared to $1.5 million and $4.2 million for the comparable periods of fiscal 2010. Despite a decline in the fourth quarter, results for the Company's Precept Foods business increased for fiscal 2011 compared to the prior year. Improved results for the Company's China operations also contributed to the increase versus fiscal 2010.

FISCAL YEARS 2010 AND 2009:

Consolidated Results

Net Earnings: Net earnings attributable to the Company for the fourth quarter of fiscal 2010 were $121.1 million, an increase of 16.6 percent compared to earnings of $103.9 million for the same quarter in fiscal 2009. Diluted earnings per share were $0.45 compared to $0.38 for the same quarter in fiscal 2009. On a U.S. GAAP basis, net earnings attributable to the Company for fiscal 2010 increased 15.4 percent to $395.6 million, from $342.8 million in fiscal 2009. U.S. GAAP diluted earnings per share for fiscal 2010 increased 15.0 percent to $1.46 compared to $1.27 in fiscal 2009. Adjusted[1] net earnings attributable to the Company for fiscal 2010 increased 19.3 percent to $409.0 million, from $342.8 million in fiscal 2009. Adjusted[1] diluted earnings per share for fiscal 2010 increased 18.9 percent to $1.51 compared to $1.27 in fiscal 2009.

[1] See discussion regarding 2010 adjusted net earnings on page 24.

Net Sales: Net sales for the fourth quarter of fiscal 2010 increased to $2.06 billion from $1.68 billion in fiscal 2009, an increase of 23.2 percent. Net sales for the twelve months of fiscal 2010 increased 10.5 percent to $7.22 billion compared to $6.53 billion in fiscal 2009. Tonnage for the fourth quarter increased 13.8 percent to 1.34 billion lbs. compared to 1.18 billion lbs. in fiscal 2009. Tonnage for the fiscal year 2010 increased 5.2 percent to 4.80 billion lbs. from 4.56 billion lbs. in fiscal 2009. Following top-line declines in fiscal 2009, sales momentum was restored during fiscal 2010, with all five segments reporting significant gains for both the fourth quarter and full year. The Company's branded, value-added product portfolios showed particular strength in the latter half of fiscal 2010, attributable to successful new item introductions, distribution gains on key product lines, and substantial investments in advertising to support both the *Hormel®* and *Jennie-O Turkey Store®* brands. Sales from the Company's MegaMex joint venture and the *Country Crock®* side dish acquisition also benefitted top-line results compared to fiscal 2009.

Gross Profit: Gross profit was $355.0 million and $1.24 billion for the 2010 fourth quarter and fiscal year, respectively, compared to $304.2 million and $1.10 billion in fiscal 2009. As a percentage of net sales, gross profit decreased to 17.2 percent for the 2010 fourth quarter compared to 18.2 percent in fiscal 2009, and increased to 17.2 percent for the year compared to 16.8 percent in fiscal 2009. Gross profit for fiscal 2010 includes a charge of $9.7 million incurred during the second quarter related to the closing of the Company's Valley Fresh plant. Jennie-O Turkey Store experienced the most significant margin gains over fiscal 2009, generated by efficiencies throughout its supply chain and operational improvements across the business. Lower feed costs, favorable commodity meat and whole bird pricing, and a larger than usual hedging gain on open positions during the fourth quarter, also contributed to the margin growth for this segment in fiscal 2010. Higher hog costs experienced throughout fiscal 2010 constricted margins in the Company's value-added businesses for much of the year. Shipping and handling expenses also increased compared to fiscal 2009, primarily reflecting increased tonnage. However, unusually favorable cutout margins in the Company's pork operations were able to offset the impact of these higher costs.

Selling, General and Administrative: Selling, general and administrative expenses for the fiscal 2010 fourth quarter and year were $166.5 million and $605.3 million, respectively, compared to $142.7 million and $567.1 million in fiscal 2009. As a percentage of net sales, selling, general and administrative expenses for the fourth quarter decreased to 8.1 percent of net sales compared to 8.5 percent of net sales in fiscal 2009. For the fiscal year, the expenses decreased to 8.4 percent from 8.7 percent in fiscal 2009. Investments in media campaigns supporting the *Hormel®* and *Jennie-O Turkey Store®* brands were a key driver of the higher expense during both the 2010 fourth quarter and fiscal year, with total advertising expense up $18.7 million for the year compared to fiscal 2009. The Company also experienced increased expenses for compensation, travel, and professional services during fiscal 2010.

Research and development expenses were $7.7 million and $27.6 million for the fiscal 2010 fourth quarter and year, respectively, compared to $6.5 million and $25.4 million in 2009.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $4.1 million and $13.1 million for the fiscal 2010 fourth quarter and year, respectively, compared to $1.4 million and $4.8 million in fiscal 2009. On October 26, 2009, the Company completed the formation of MegaMex Foods, LLC (MegaMex), a 50 percent owned joint venture which markets Mexican foods in the United States. Favorable results from this joint venture were the primary driver of the increased earnings for both the fiscal 2010 fourth quarter and year, offsetting slightly lower overall results from the Company's other joint ventures.

During the Company's fiscal 2010 fourth quarter, MegaMex also acquired Don Miguel Foods, a leading provider of branded frozen and fresh authentic Mexican appetizers, snacks, and handheld items.

The Company accounts for its majority-owned operations under the consolidation method. Investments in which the Company owns a minority interest, and for which there are no other indicators of control, are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the Consolidated Statement of Financial Position as investments in and receivables from affiliates. The composition of this line item at October 31, 2010, was as follows:

(in thousands) Country	Investments/Receivables
United States	$123,451
Philippines	63,894
Vietnam	20,501
Mexico	4,931
Japan	1,612
Total	$214,389

Income Taxes: The Company's effective tax rate for the fourth quarter and year was 34.8 percent and 36.0 percent, respectively, in fiscal 2010 compared to 34.0 percent and 34.5 percent, respectively, for the quarter and year in fiscal 2009. The higher rate for fiscal 2010 primarily reflected a change in the tax treatment of Medicare Part D subsidies, resulting from new health care laws enacted in 2010. The lower rates in fiscal 2009 for both the fourth quarter and fiscal year were also due to significantly higher returns on the Company's rabbi trust investments compared to fiscal 2010, which are not taxable.

Segment Results

Net sales and operating profits for each of the Company's reportable segments are set forth below. The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, the Company does not represent that these segments, if operated independently, would report the operating profit and other financial information shown below.

	Fourth Quarter Ended			Year Ended		
(in thousands)	October 31, 2010	October 25, 2009	% Change	October 31, 2010	October 25, 2009	% Change
Net Sales						
Grocery Products	$ 287,112	$ 232,043	23.7	$1,040,455	$ 924,682	12.5
Refrigerated Foods	1,082,941	857,178	26.3	3,818,788	3,436,242	11.1
Jennie-O Turkey Store	402,048	337,544	19.1	1,310,412	1,227,709	6.7
Specialty Foods	212,017	189,051	12.1	782,958	708,730	10.5
All Other	78,921	59,286	33.1	268,106	236,308	13.5
Total	$2,063,039	$1,675,102	23.2	$7,220,719	$6,533,671	10.5
Segment Operating Profit						
Grocery Products	$ 43,134	$ 46,004	(6.2)	$ 155,922	$ 162,531	(4.1)
Refrigerated Foods	86,065	70,440	22.2	276,315	226,171	22.2
Jennie-O Turkey Store	47,544	25,062	89.7	143,644	86,909	65.3
Specialty Foods	19,886	21,247	(6.4)	80,727	68,484	17.9
All Other	9,448	9,695	(2.5)	26,126	27,631	(5.4)
Total segment operating profit	206,077	172,448	19.5	682,734	571,726	19.4
Net interest and investment expense (income)	4,572	4,481	2.0	22,024	8,432	161.2
General corporate expense	14,889	10,294	44.6	40,348	38,312	5.3
Noncontrolling interest	1,460	730	100.0	4,189	3,165	32.4
Earnings before income taxes	$ 188,076	$ 158,403	18.7	$ 624,551	$ 528,147	18.3

Grocery Products: Grocery Products net sales increased 23.7 percent for the fiscal 2010 fourth quarter and 12.5 percent for the year compared to fiscal 2009. Tonnage increased 22.2 percent for the quarter and 14.4 percent for the year compared to fiscal 2009 results. The incremental sales of Mexican products generated by the Company's new MegaMex joint venture drove the substantial top-line growth for this segment throughout the fiscal 2010 fourth quarter and year. These sales more than compensated for the sales of *Carapelli*® olive oil that were discontinued during fiscal 2009. Excluding both the new MegaMex sales and the discontinued *Carapelli*® sales, net sales for Grocery Products increased 12.6 percent and 4.3 percent for the fiscal 2010 fourth quarter and year, respectively, compared to fiscal 2009.

Sales results for other core products within Grocery Products were also strong during fiscal 2010, including *Hormel*® chili and *Hormel*® *Mary Kitchen*® hash. Following declines earlier in the year, sales of the *SPAM*® family of products, *Hormel*® *Compleats*® microwave meals, and bacon toppings also regained momentum in the fourth quarter with notable increases over fiscal 2009.

Segment profit for Grocery Products decreased 6.2 percent for the fiscal 2010 fourth quarter and 4.1 percent for the year compared to fiscal 2009. Adjusted segment profit for Grocery Products for fiscal 2010 increased 1.9 percent compared to fiscal 2009, which excludes a non-recurring charge of $9.7 million related to the closing of the Company's Valley Fresh plant incurred during the second quarter (see table reconciling 2010 adjusted segment profit to U.S. GAAP segment profit for Grocery Products on page 18). Profits throughout fiscal 2010 were negatively impacted by higher pork and beef raw material costs, most significantly in the latter half of the year. Margins were constricted across several product lines, including the *SPAM*® family of products, bacon toppings, and hash and stew items. Improved profitability on chili and microwave meals, as well as favorable equity in earnings results from the MegaMex joint venture, were able to offset a portion of the declines experienced on these other core product lines.

Refrigerated Foods: Net sales for the Refrigerated Foods segment were up 26.3 percent for the fiscal 2010 fourth quarter and 11.1 percent for the twelve months compared to fiscal 2009. Tonnage increased 9.3 percent for the fourth quarter and 2.3 percent for the fiscal year as compared to 2009. Both retail and foodservice sales improved throughout fiscal 2010, and were particularly strong during the fourth quarter. The Company's *Hormel*® branded products were supported by the "Life Better Served" advertising campaign, which began in the second quarter of fiscal 2010.

Segment profit for Refrigerated Foods increased 22.2 percent in both the fourth quarter and twelve months of fiscal 2010, compared to fiscal 2009. Strong cutout margins drove the profit increases for this segment throughout fiscal 2010, generating substantial gains for the Company's pork operations compared to fiscal 2009. However, anticipated reductions in overall hog production resulted in a lower hog supply during 2010. This decline, combined with increased demand, kept pork primals at an elevated level and reduced margins in this segment's value-added businesses. Price increases were able to recover a portion of these higher costs during 2010.

The Company's focus on value-added growth was evident throughout fiscal 2010. The Meat Products business unit experienced double-digit sales gains for both the fourth quarter and fiscal year for *Hormel®* party trays and *Hormel®* retail pepperoni. New item introductions for both of these product lines continued to grow the Company's presence in the home occasion and snack categories. *Natural Choice®* deli meats also showed notable growth during fiscal 2010 in both the retail and foodservice businesses. Additionally, the Foodservice business unit was able to grow other key product lines, including *Café H®* ethnic meats and *Austin Blues®* barbeque products. The Affiliated Business Units also contributed to the improved sales results for fiscal 2010.

Integration of the *Country Crock®* chilled side dish business was also completed during fiscal 2010, and efforts to restore momentum to this product line by co-marketing the side dishes as a complement to the Company's *Hormel®* refrigerated entrees and *Lloyd's®* barbeque product lines were successful.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the fiscal 2010 fourth quarter and year increased 19.1 percent and 6.7 percent, respectively, compared to fiscal 2009. Tonnage increased 19.3 percent for the fourth quarter and 5.1 percent for the twelve months, compared to fiscal 2009 results. Improved value-added sales drove the top-line increase for both the fourth quarter and 2010 fiscal year, increasing 18.2 percent and 8.7 percent, respectively. Retail whole bird sales were also particularly strong late in the year, offsetting declines in commodity meat sales.

JOTS experienced excellent profitability throughout fiscal 2010, with segment profit increasing 89.7 percent for the fourth quarter and 65.3 percent for the year, compared to fiscal 2009. Efficiencies achieved throughout its supply chain and other operational improvements across the business reduced production costs, resulting in these significant profit gains. Favorable commodity meat and whole bird pricing also contributed to margin improvement for this segment in fiscal 2010. JOTS further benefitted from lower feed costs during fiscal 2010, including an unusually large hedging gain on its open grain positions during the fourth quarter, amounting to an incremental $7.3 million over fiscal 2009.

Value-added net sales for JOTS benefited from substantial investments in media campaigns to support the *Jennie-O Turkey Store®* brand, particularly in the latter half of fiscal 2010. These campaigns contributed to double-digit sales growth over fiscal 2009 across the retail, deli, and foodservice business units during the fourth quarter. Sales of *Jennie-O Turkey Store®* retail turkey burgers and tray pack products were particularly strong.

Specialty Foods: Specialty Foods net sales increased 12.1 percent for the fiscal 2010 fourth quarter and 10.5 percent for the twelve months compared to fiscal 2009. Tonnage increased 12.2 percent for the quarter and 8.3 percent for the twelve months compared to fiscal 2009. All three operating segments contributed to the top-line growth throughout fiscal 2010.

Specialty Foods segment profit decreased 6.4 percent for the fiscal 2010 fourth quarter but increased 17.9 percent for the year compared to fiscal 2009. All three operating segments also contributed to the profit gains for the year, but this segment faced a challenging fourth quarter in fiscal 2010. HSP reported strong sales growth in chili, hash, stew, and luncheon meat. However, high raw material costs negatively impacted the gross margins on these items, resulting in an overall profit decline. DCB reported a profit increase due to improved sales of sugar, sugar substitute, and dysphagia products. CFI experienced the largest profit gains throughout fiscal 2010. Fourth quarter results also exceeded fiscal 2009, driven by contract packaging nutritional jar sales, which were able to offset declines in nutritional pouches and bulk blending.

All Other: All Other net sales increased 33.1 percent for the fiscal 2010 fourth quarter and 13.5 percent for the year compared to fiscal 2009. Strong export sales of the *SPAM®* family of products generated the largest gains for both the fourth quarter and fiscal year. Fresh pork exports were weak during much of fiscal 2010, but showed some improvement on a year-over-year basis in the fourth quarter due to the impact of the weak global economy in fiscal 2009 and bans in place related to the H1N1 flu virus during the 2009 fourth quarter.

Despite the strong top-line growth, All Other segment profit decreased 2.5 percent and 5.4 percent for the fiscal 2010 fourth quarter and year, respectively, compared to fiscal 2009. High raw material costs persisted throughout fiscal 2010, resulting in a significant reduction in export margins compared to fiscal 2009. Increased freight and marketing expenses were also incurred during fiscal 2010, but were partially offset by favorable currency rates and improved performance from the Company's China operations. The Company's international joint ventures also reported improved profit results overall, providing a benefit for the full year compared to fiscal 2009.

Unallocated Income and Expenses: The Company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The Company also retains various other income and unallocated expenses at corporate. Equity in earnings of affiliates is included in segment operating profit; however, earnings attributable to the Company's noncontrolling interests are excluded. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment expense (income) for the fiscal 2010 fourth quarter and year was a net expense of $4.6 million and $22.0 million, respectively, compared to a net expense of $4.5 million and $8.4 million for the comparable periods of fiscal 2009. Lower investment returns on the Company's rabbi trust for supplemental executive retirement plans and deferred income plans were the primary driver of the increased net expense in fiscal 2010, as the Company transitioned the majority of this portfolio to fixed return investments to reduce the exposure to volatility in equity markets. The Company also recorded increased amortization related to affordable housing investments during fiscal 2010. Additionally, fiscal 2009 results included a $3.6 million pretax gain recognized on the dissolution of the Company's Carapelli USA, LLC joint venture. Interest expense was $26.6 million for fiscal 2010, decreasing from $28.0 million in fiscal 2009 due to outstanding borrowings against the Company's line of credit in the prior year. The only debt balance remaining at the end of fiscal 2010 related to the Company's $350.0 million senior notes which matured in 2011.

General corporate expense for the fiscal 2010 fourth quarter and year was $14.9 million and $40.3 million, respectively, compared to $10.3 million and $38.3 million for the fiscal 2009 quarter and twelve months. The higher expense for both the fourth quarter and year reflected an increase in the lower of cost or market inventory reserve and higher pension expense compared to fiscal 2009. These were partially offset by a reduction in expenses for medical benefits in fiscal 2010.

Net earnings attributable to the Company's noncontrolling interests were $1.5 million and $4.2 million for the fiscal 2010 fourth quarter and year, respectively, compared to $0.7 million and $3.2 million for the comparable periods of fiscal 2009. The increases for fiscal 2010 primarily reflected improved performance from the Company's Precept Foods business.

2010 Adjusted Net Earnings: Adjusted net earnings and adjusted diluted earnings per share for fiscal 2010 are non-GAAP financial measurements, which are provided to assist investors and other readers of the Company's financial statements in better understanding the Company's operating performance by excluding the impact of certain non-recurring items affecting comparability. Non-GAAP measurements are not intended to be a substitute for U.S. GAAP measurements in analyzing financial performance. These non-GAAP measurements are not in accordance with any generally accepted accounting principles and may be different from non-GAAP measurements used by other companies.

Adjusted net earnings for fiscal 2010 exclude charges of $6.3 million ($0.02 per diluted share) related to the closing of the Company's Valley Fresh plant in Turlock, California, and an income tax charge of $7.1 million ($0.03 per diluted share) primarily from the change in tax treatment of Medicare Part D subsidies by new health care laws enacted in 2010. Both charges were incurred in the second quarter of fiscal 2010. The following tables show the calculations to reconcile from adjusted earnings to U.S. GAAP earnings for fiscal year 2010.

	Year Ended October 31, 2010			
(in thousands, except per share amounts)	2010 Adjusted Earnings	Valley Fresh Plant Closure	Tax Items Primarily Related to Health Care Laws	2010 U.S. GAAP Earnings
Earnings before income taxes	$ 634,284	$(9,733)	$ –	$ 624,551
Income taxes	(221,110)	3,455	(7,120)	(224,775)
Net earnings	$ 413,174	$(6,278)	$ (7,120)	$ 399,776
Net earnings attributable to Hormel Foods Corporation	$ 408,985	$(6,278)	$ (7,120)	$ 395,587
Diluted net earnings per share	$ 1.51	$ (0.02)	$ (0.03)	$ 1.46

RELATED PARTY TRANSACTIONS

The Company was not party to any material related party transactions during fiscal 2011. Through December 2010, certain employees of the Company provided administrative services to The Hormel Foundation, which beneficially owns more than five percent of the Company's common stock. The Hormel Foundation reimbursed the Company for its fully allocated cost for the employees' time and expenses.

Liquidity and Capital Resources

Cash and cash equivalents were $463.1 million at the end of fiscal year 2011 compared to $467.8 million at the end of fiscal year 2010.

During fiscal 2011, cash provided by operating activities was $490.5 million compared to $485.5 million in 2010. Increased earnings in fiscal 2011 were the primary driver of the improved operating cash flows versus fiscal 2010. However, overall unfavorable changes in working capital balances compared to the prior year, primarily accounts payable and other accrued expenses, essentially offset the additional cash generated by the higher earnings. During fiscal 2011, the Company made $23.6 million of discretionary contributions to fund its pension plans, compared to $70.3 million of discretionary funding during fiscal 2010, which also contributed to a positive operating cash flow variance compared to the prior year.

Cash used in investing activities decreased to $171.0 million in fiscal year 2011 from $258.5 million in fiscal year 2010. Fiscal 2010 included a $50.0 million investment in marketable securities, compared to a net investment of $20.0 million in fiscal 2011. Other significant outflows for fiscal 2010 included the acquisition of the *Country Crock*® chilled side dish line, and the Company's investments related to the formation of the MegaMex joint venture and its subsequent acquisition of Don Miguel Foods. The Company invested an additional $61.0 million into MegaMex in the fourth quarter of fiscal 2011 to facilitate the joint venture's acquisition of Fresherized Foods. Expenditures on fixed assets in fiscal 2011 increased to $96.9 million from $89.8 million in the prior year. Significant projects during fiscal 2011 included expansion of the Company's live production operations, an addition to the corporate office facility, and improvements at various plant locations. For fiscal 2012, the Company expects capital expenditures to approximate $140.0 to $150.0 million, which exceeds estimated depreciation expense.

Cash used in financing activities was $324.2 million in fiscal 2011 compared to $144.5 million in fiscal 2010. The Company repaid $350.0 million of its 6.625% senior unsecured notes that matured during the third quarter of fiscal 2011, which more than offset the inflow that was generated by the issuance of $250.0 million of new 4.125% notes due in 2021 that were issued during the second quarter. A total of $8.0 million of proportional distributions were also made to the Company's noncontrolling interest during fiscal 2011, which did not occur in the prior year.

The Company used $152.9 million for common stock repurchases during fiscal 2011, compared to $69.6 million in fiscal 2010. During the year, the Company repurchased 5.5 million shares of its common stock at an average price per share of $27.82. On May 26, 2010, the Company announced that its Board of Directors had authorized the Company to repurchase 5.0 million shares of common stock with no expiration date. On November 22, 2010, the Board of Directors also authorized a two-for-one stock split of the Company's common stock. As part of the Board's approval of that stock split, the number of shares remaining to be repurchased was adjusted proportionately. There are 3.3 million shares remaining for repurchase under the current authorization in place. The increased outflows related to share repurchases in fiscal 2011 were partially offset by incremental proceeds of $30.9 million above the prior year generated from exercises under the Company's stock option plan, primarily reflecting the vesting of options under the Universal Stock Option award granted to all employees in 2007.

Cash dividends paid to the Company's shareholders also continue to be an ongoing financing activity for the Company, with $130.0 million in dividends paid in fiscal 2011, compared to $109.4 million in the prior year. The dividend rate was $0.51 per share in 2011, which reflected a 21.4 percent increase over the fiscal 2010 rate. The Company has paid dividends for 333 consecutive quarters (marking the beginning of its 84th year) and expects to continue doing so in the future. The annual dividend rate for fiscal 2012 has been increased to $0.60 per share, representing the 46th consecutive annual dividend increase.

Cash flows from operating activities continue to provide the Company with its principal source of liquidity. The Company does not anticipate a significant risk to cash flows from this source in the foreseeable future because the Company operates in a relatively stable industry and has strong brands across many product lines.

The Company's cash position remains very strong entering fiscal 2012. Throughout fiscal 2011, the Company demonstrated its ability to maximize the value returned to shareholders through dividend increases and share repurchase activity, and intends to maintain this priority going forward. Recent investments made in the MegaMex joint venture have proven beneficial, and the Company evaluates other strategic acquisitions on an ongoing basis as options to utilize its cash balance. Additional capital spending to enhance and expand existing operations is also planned for the upcoming fiscal year.

Contractual Obligations and Commercial Commitments

The following table outlines the Company's future contractual financial obligations as of October 30, 2011 (for additional information regarding these obligations, see Note H "Long-term Debt and Other Borrowing Arrangements" and Note K "Commitments and Contingencies"):

	Payments Due by Periods				
Contractual Obligations (in thousands)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Purchase obligations:					
Hog and turkey commitments[1]	$7,094,840	$1,502,512	$1,780,082	$1,299,093	$2,513,153
Grain commitments[1]	140,213	136,349	3,864	-	-
Turkey grow-out contracts[2]	70,236	7,897	12,710	10,911	38,718
Other[3]	114,023	98,073	5,108	4,217	6,625
Long-term debt	250,000	-	-	-	250,000
Interest payments on long-term debt	97,969	10,313	20,625	20,625	46,406
Capital expenditures[4]	78,400	78,400	-	-	-
Leases	40,796	12,742	13,892	7,730	6,432
Other long-term liabilities[5][6]	54,436	3,623	6,600	6,707	37,506
Total Contractual Cash Obligations	$7,940,913	$1,849,909	$1,842,881	$1,349,283	$2,898,840

[1] In the normal course of business, the Company commits to purchase fixed quantities of livestock and grain from producers to ensure a steady supply of production inputs. Certain of these contracts are based on market prices at the time of delivery, for which the Company has estimated the purchase commitment using current market prices as of October 30, 2011. The Company also utilizes various hedging programs to manage the price risk associated with these commitments. As of October 30, 2011, these hedging programs result in a net increase of $2.7 million in future cash payments associated with the purchase commitments, which is not reflected in the table above.

[2] The Company also utilizes grow-out contracts with independent farmers to raise turkeys for the Company. Under these contracts, the turkeys, feed, and other supplies are owned by the Company. The farmers provide the required labor and facilities, and receive a fee per pound when the turkeys are delivered. Some of the facilities are sub-leased by the Company to the independent farmers. As of October 30, 2011, the Company had approximately 100 active contracts ranging from two to twenty-five years in duration. The grow-out activity is assumed to continue through the term of these active contracts, and amounts in the table represent the Company's obligation based on turkeys expected to be delivered from these farmers.

[3] Amounts presented for other purchase obligations represent all known open purchase orders and all known contracts exceeding $1.0 million, related to the procurement of materials, supplies, and various services. The Company primarily purchases goods and services on an as-needed basis. Therefore, the amounts in the table represent only a portion of expected future cash expenditures.

[4] Amounts presented for capital expenditures represent only the Company's current commitments to complete construction in progress at various locations. The Company estimates total capital expenditures for fiscal year 2012 to approximate $140.0 to $150.0 million.

[5] Other long-term liabilities represent payments under the Company's deferred compensation plans. Excluded from the table above are payments under the Company's defined benefit pension and other post-retirement benefit plans. (See estimated benefit payments for the next ten fiscal years in Note I "Pension and Other Post-retirement Benefits.")

[6] As discussed in Note J "Income Taxes," the total liability for unrecognized tax benefits, including interest and penalties, at October 30, 2011, was $28.1 million, which is not included in the table above as the ultimate amount or timing of settlement of the Company's reserves for income taxes cannot be reasonably estimated.

In addition to the commitments set forth in the above table, at October 30, 2011, the Company had $41.8 million in standby letters of credit issued on behalf of the Company. The standby letters of credit are primarily related to the Company's self-insured workers' compensation programs.

The Company believes its financial resources, including a revolving credit facility for $300.0 million and anticipated funds from operations, will be adequate to meet all current commitments.

Off-Balance Sheet Arrangements

The Company currently provides a revocable standby letter of credit for $4.8 million to guarantee obligations that may arise under workers compensation claims of an affiliated party. This potential obligation is not reflected on the Company's Consolidated Statements of Financial Position.

Forward-Looking Statements

This report contains "forward-looking" information within the meaning of the federal securities laws. The "forward-looking" information may include statements concerning the Company's outlook for the future as well as other statements of beliefs, future plans, strategies, or anticipated events and similar expressions concerning matters that are not historical facts.

The Private Securities Litigation Reform Act of 1995 (the Reform Act) provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information. The Company is filing this cautionary statement in connection with the Reform Act. When used in the Company's Annual Report to Stockholders, filings by the Company with the Securities and Exchange Commission (the Commission), the Company's press releases, and oral statements made by the Company's representatives, the words or phrases "should result," "believe," "intend," "plan," "are expected to," "targeted," "will continue," "will approximate," "is anticipated," "estimate," "project," or similar expressions are intended to identify forward-looking statements within the meaning of the Reform Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those anticipated or projected.

In connection with the "safe harbor" provisions of the Reform Act, the Company is identifying risk factors that could affect financial performance and cause the Company's actual results to differ materially from opinions or statements expressed with respect to future periods. The following discussion of risk factors contains certain cautionary statements regarding the Company's business, which should be considered by investors and others. The following risk factors should be considered in conjunction with any discussions of operations or results by the Company or its representatives, including any forward-looking discussion, as well as comments contained in press releases, presentations to securities analysts or investors, or other communications by the Company.

In making these statements, the Company is not undertaking, and specifically declines to undertake, any obligation to address or update each or any factor in future filings or communications regarding the Company's business or results, and is not undertaking to address how any of these factors may have caused changes to discussions or information contained in previous filings or communications. Though the Company has attempted to list comprehensively these important cautionary risk factors, the Company wishes to caution investors and others that other factors may in the future prove to be important in affecting the Company's business or results of operations.

The Company cautions readers not to place undue reliance on forward-looking statements, which represent current views as of the date made. Forward-looking statements are inherently at risk to any changes in the national and worldwide economic environment, which could include, among other things, economic conditions, political developments, currency exchange rates, interest and inflation rates, accounting standards, taxes, and laws and regulations affecting the Company and its markets.

Risk Factors

The Company's operations are subject to the general risks of the food industry. The food products manufacturing industry is subject to the risks posed by:
- food spoilage;
- food contamination caused by disease-producing organism or pathogens, such as Listeria monocytogenes, Salmonella, and pathogenic E coli.;
- food allergens;
- nutritional and health-related concerns;
- federal, state, and local food processing controls;
- consumer product liability claims;
- product tampering; and
- the possible unavailability and/or expense of liability insurance.

The pathogens which may cause food contamination are found generally in livestock and in the environment and thus may be present in our products as a result of food processing. These pathogens also can be introduced to our products as a result of improper handling by customers or consumers. We do not have control over handling procedures once our products have been shipped for distribution. If one or more of these risks were to materialize, the Company's brand and business reputation could be negatively impacted. In addition, revenues could decrease, costs of doing business could increase, and the Company's operating results could be adversely affected.

Deterioration of economic conditions could harm the Company's business. The Company's business may be adversely affected by changes in national or global economic conditions, including inflation, interest rates, availability of capital markets, energy availability and costs (including fuel surcharges), and the effects of governmental initiatives to manage economic conditions. Decreases in consumer spending rates and shifts in consumer product preferences could also negatively impact the Company.

The recent volatility in financial markets and the deterioration of national and global economic conditions could impact the Company's operations as follows:
- The financial stability of our customers and suppliers may be compromised, which could result in additional bad debts for the Company or non-performance by suppliers; and
- The value of our investments in debt and equity securities may decline, including most significantly the Company's trading securities held in an investment portfolio and as part of a rabbi trust to fund supplemental executive retirement plans and deferred income plans, and the Company's assets held in pension plans.

The Company also utilizes hedging programs to reduce its exposure to various commodity market risks, which qualify for hedge accounting for financial reporting purposes. Volatile fluctuations in market conditions could cause these instruments to become ineffective, which could require any gains or losses associated with these instruments to be reported in the Company's earnings each period. These instruments may also limit the Company's ability to benefit from market gains if commodity prices become more favorable than those that have been secured under the Company's hedging programs.

Additionally, if a high pathogenic disease outbreak developed in the United States, it may negatively impact the national economy, demand for Company products, and/or the Company's workforce availability, and the Company's financial results could suffer. The Company has developed contingency plans to address infectious disease scenarios and the potential impact on its operations, and will continue to update these plans as necessary. There can be no assurance given, however, that these plans will be effective in eliminating the negative effects of any such diseases on the Company's operating results.

Fluctuations in commodity prices of pork, poultry, and feed ingredients could harm the Company's earnings. The Company's results of operations and financial condition are largely dependent upon the cost and supply of pork, poultry, and feed grains as well as the selling prices for many of our products, which are determined by constantly changing market forces of supply and demand.

The live hog industry has evolved to very large, vertically integrated, year-round operations operating under long-term supply agreements. This has resulted in fewer hogs being available on the cash spot market. Additionally, overall hog production in the U.S. has declined. The decrease in the supply of hogs could diminish the utilization of harvest and production facilities and increase the cost of the raw materials they produce. Consequently, the Company uses long-term supply contracts to ensure a stable supply of raw materials while minimizing extreme fluctuations in costs over the long term. This may result, in the short term, in costs for live hogs that are higher than the cash spot market depending on the relationship of the cash spot market to contract prices. Market-based pricing on certain product lines, and lead time required to implement pricing adjustments, may prevent all or part of these cost increases from being recovered, and these higher costs could adversely affect our short-term financial results.

Jennie-O Turkey Store raises turkeys and also contracts with turkey growers to meet its raw material requirements for whole birds and processed turkey products. Additionally, the Company owns various hog raising facilities that supplement its supply of raw materials. Results in these operations are affected by the cost and supply of feed grains, which fluctuate due to climate conditions, production forecasts, and supply and demand conditions at local, regional, national, and worldwide levels. The Company attempts to manage some of its short-term exposure to fluctuations in feed prices by forward buying, using futures contracts, and pursuing pricing advances. However, these strategies may not be adequate to overcome sustained increases in market prices due to alternate uses for feed grains or other changes in these market conditions.

Outbreaks of disease among livestock and poultry flocks could harm the Company's revenues and operating margins. The Company is subject to risks associated with the outbreak of disease in pork and beef livestock, and poultry flocks, including Bovine Spongiform Encephalopathy (BSE), pneumovirus, Porcine Circovirus 2 (PCV2), Porcine Reproduction & Respiratory Syndrome (PRRS), Foot-and-Mouth Disease (FMD), and Avian Influenza. The outbreak of disease could adversely affect the Company's supply of raw materials, increase the cost of production, and reduce operating margins. Additionally, the outbreak of disease may hinder the Company's ability to market and sell products both domestically and internationally. The Company has developed business continuity plans for various disease scenarios and will continue to update these plans as necessary. There can be no assurance given, however, that these plans will be effective in eliminating the negative effects of any such diseases on the Company's operating results.

Market demand for the Company's products may fluctuate due to competition from other producers. The Company faces competition from producers of alternative meats and protein sources, including beef, chicken, and fish. The bases on which the Company competes include:

- price;
- product quality;
- brand identification;
- breadth of product line; and
- customer service.

Demand for the Company's products is also affected by competitors' promotional spending and the effectiveness of the Company's advertising and marketing programs. The Company may be unable to compete successfully on any or all of these bases in the future.

The Company's operations are subject to the general risks associated with acquisitions. The Company has made several acquisitions in recent years and regularly reviews opportunities for strategic growth through acquisitions. Potential risks associated with acquisitions include the inability to integrate new operations successfully, the diversion of management's attention from other business concerns, the potential loss of key employees and customers of the acquired companies, the possible assumption of unknown liabilities, potential disputes with the sellers, potential impairment charges if purchase assumptions are not achieved or market conditions decline, and the inherent risks in entering markets or lines of business in which the Company has limited or no prior experience. Any or all of these risks could impact the Company's financial results and business reputation. In addition, acquisitions outside the United States may present unique challenges and increase the Company's exposure to the risks associated with foreign operations.

The Company's operations are subject to the general risks of litigation. The Company is involved on an ongoing basis in litigation arising in the ordinary course of business. Trends in litigation may include class actions involving employees, consumers, competitors, suppliers, shareholders, or injured persons, and claims relating to product liability, contract disputes, patent infringement, wage and hour laws, employment practices, or environmental matters. Litigation trends and the outcome of litigation cannot be predicted with certainty and adverse litigation trends and outcomes could adversely affect the Company's financial results.

Government regulation, present and future, exposes the Company to potential sanctions and compliance costs that could adversely affect the Company's business. The Company's operations are subject to extensive regulation by the U.S. Department of Homeland Security, the U.S. Department of Agriculture, the U.S. Food and Drug Administration, federal and state taxing authorities, and other state and local authorities that oversee workforce immigration laws, tax regulations, animal welfare, food safety standards, and the processing, packaging, storage, distribution, advertising, and labeling of the Company's products. The Company's manufacturing facilities and products are subject to constant inspection by federal, state, and local authorities. Claims or enforcement proceedings could be brought against the Company in the future. Additionally, the Company is subject to new or modified laws, regulations, and accounting standards. The Company's failure or inability to comply with such requirements could subject the Company to civil remedies, including fines, injunctions, recalls, or seizures, as well as potential criminal sanctions.

The Company is subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings, and investigations. The Company's past and present business operations and ownership and operation of real property are subject to stringent federal, state, and local environmental laws and regulations pertaining to the discharge of materials into the environment, and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Compliance with these laws and regulations, and the ability to comply with any modifications to these laws and regulations, is material to the Company's business. New matters or sites may be identified in the future that will require additional investigation, assessment, or expenditures. In addition, some of the Company's facilities have been in operation for many years and, over time, the Company and other prior operators of these facilities may have generated and disposed of wastes that now may be considered hazardous. Future discovery of contamination of property underlying or in the vicinity of the Company's present or former properties or manufacturing facilities and/or waste disposal sites could require the Company to incur additional expenses. The occurrence of any of these events, the implementation of new laws and regulations, or stricter interpretation of existing laws or regulations, could adversely affect the Company's financial results.

The Company's foreign operations pose additional risks to the Company's business. The Company operates its business and markets its products internationally. The Company's foreign operations are subject to the risks described above, as well as risks related to fluctuations in currency values, foreign currency exchange controls, compliance with foreign laws, and other economic or political uncertainties. International sales are subject to risks related to general economic conditions, imposition of tariffs, quotas, trade barriers and other restrictions, enforcement of remedies in foreign jurisdictions and compliance with applicable foreign laws, and other economic and political uncertainties. All of these risks could result in increased costs or decreased revenues, which could adversely affect the Company's financial results.

Deterioration of labor relations or increases in labor costs could harm the Company's business. The Company has approximately 19,500 domestic and foreign employees, of which approximately 5,500 are represented by labor unions, principally the United Food and Commercial Workers' Union. A significant increase in labor costs or a deterioration of labor relations at any of the Company's facilities that results in work slowdowns or stoppages could harm the Company's financial results. Union contracts at the Company's facilities in Knoxville, Iowa; Perrysburg, Ohio; and Stockton, California will expire during fiscal 2012, covering a combined total of approximately 340 employees. Negotiations at the Perrysburg, Ohio facility are in process. Negotiations at the other two facilities have not yet been initiated.

Quantitative and Qualitative Disclosure About Market Risks

Hog Markets: The Company's earnings are affected by fluctuations in the live hog market. To minimize the impact on earnings, and to ensure a steady supply of quality hogs, the Company has entered into contracts with producers for the purchase of hogs at formula-based prices over periods of up to 10 years. Purchased hogs under contract accounted for 95 percent and 94 percent of the total hogs purchased by the Company in fiscal years 2011 and 2010, respectively. The majority of these contracts use market-based formulas based on hog futures, hog primal values, or industry reported hog markets. Under normal, long-term market conditions, changes in the cash hog market are offset by proportional changes in primal values. Therefore, a hypothetical 10 percent change in the cash hog market would have had an immaterial effect on the Company's results of operations.

Certain procurement contracts allow for future hog deliveries (firm commitments) to be forward priced. The Company generally hedges these firm commitments by using hog futures contracts. These futures contracts are designated and accounted for as fair value hedges. The change in the market value of such futures contracts is highly effective at offsetting changes in price movements of the hedged item, and the Company evaluates the effectiveness of the contracts on a regular basis. Changes in the fair value of the futures contracts, along with the gain or loss on the firm commitment, are marked-to-market through earnings and are recorded on the Consolidated Statement of Financial Position as a current asset and liability, respectively. The fair value of the Company's open futures contracts as of October 30, 2011, was $(3.1) million compared to $0.6 million as of October 31, 2010.

The Company measures its market risk exposure on its hog futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in market prices. A 10 percent increase in market prices would have negatively impacted the fair value of the Company's October 30, 2011, open contracts by $12.0 million, which in turn would lower the Company's future cost of purchased hogs by a similar amount.

Turkey and Hog Production Costs: The Company raises or contracts for live turkeys and hogs to meet some of its raw material supply requirements. Production costs in raising turkeys and hogs are subject primarily to fluctuations in feed prices, and to a lesser extent, fuel costs. Under normal, long-term market conditions, changes in the cost to produce turkeys and hogs are offset by proportional changes in their respective markets.

To reduce the Company's exposure to changes in grain prices, the Company utilizes a hedge program to offset the fluctuation in the Company's future direct grain purchases. This program currently utilizes corn futures, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value with an unrealized gain of $13.7 million, before tax, on the Consolidated Statement of Financial Position as of October 30, 2011, compared to an unrealized gain of $46.4 million, before tax, as of October 31, 2010.

The Company measures its market risk exposure on its grain futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for grain. A 10 percent decrease in the market price for grain would have negatively impacted the fair value of the Company's October 30, 2011, open grain contracts by $13.5 million, which in turn would lower the Company's future cost on purchased grain by a similar amount.

Natural Gas: Production costs at the Company's plants and feed mills are also subject to fluctuations in fuel costs. To reduce the Company's exposure to changes in natural gas prices, the Company utilizes a hedge program to offset the fluctuation in the Company's future natural gas purchases. This program utilizes natural gas swaps, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value with an unrealized loss of $0.4 million, before tax, on the Consolidated Statement of Financial Position as of October 30, 2011, compared to an unrealized loss of $6.4 million, before tax, as of October 31, 2010.

The Company measures its market risk exposure on its natural gas contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for natural gas. A 10 percent decrease in the market price for natural gas would have negatively impacted the fair value of the Company's October 30, 2011, open natural gas contracts by $0.2 million, which in turn would lower the Company's future cost on natural gas purchases by a similar amount.

Long-Term Debt: A principal market risk affecting the Company is the exposure to changes in interest rates on the Company's fixed-rate, long-term debt. Market risk for fixed-rate, long-term debt is estimated as the potential increase in fair value, resulting from a hypothetical 10 percent decrease in interest rates, and amounts to approximately $7.0 million. The fair value of the Company's long-term debt was estimated using discounted future cash flows based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

Investments: The Company holds trading securities as part of a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans, and as part of an investment portfolio. As of October 30, 2011, the balance of these securities totaled $181.4 million. A portion of these securities represent fixed income funds. The Company is subject to market risk due to fluctuations in the value of the remaining investments, as unrealized gains and losses associated with these securities are included in the Company's net earnings on a mark-to-market basis. A 10 percent decline in the value of the investments not held in fixed income funds would have a direct negative impact to the Company's pretax earnings of approximately $11.1 million, while a 10 percent increase in value would have a positive impact of the same amount.

International: The fair values of certain Company assets are subject to fluctuations in foreign currencies. The Company's net asset position in foreign currencies as of October 30, 2011, was $141.6 million, compared to $140.9 million as of October 31, 2010, with most of the exposure existing in Philippine pesos and Chinese yuan. Changes in currency exchange rates impact the fair values of Company assets either currently through the Consolidated Statement of Operations, as currency gains/losses, or by affecting other comprehensive loss.

The Company measures its foreign currency exchange risk by using a 10 percent sensitivity analysis on the Company's primary foreign net asset position, the Philippine peso, as of October 30, 2011. A 10 percent strengthening in the value of the peso relative to the U.S. dollar would result in other comprehensive income of $6.5 million pretax. A 10 percent weakening in the value of the peso relative to the U.S. dollar would result in other comprehensive loss of the same amount.

Management's Responsibility for Financial Statements

The accompanying financial statements were prepared by the management of Hormel Foods Corporation which is responsible for their integrity and objectivity. These statements have been prepared in accordance with U.S. generally accepted accounting principles appropriate in the circumstances and, as such, include amounts that are based on our best estimates and judgments.

Hormel Foods Corporation has developed a system of internal controls designed to assure that the records reflect the transactions of the Company and that the established policies and procedures are adhered to. This system is augmented by well-communicated written policies and procedures, a strong program of internal audit, and well-qualified personnel.

These financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report is included herein. The audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and includes a review of the Company's accounting and financial controls and tests of transactions.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent auditors, management, and the internal auditors to assure that each is carrying out its responsibilities. Both Ernst & Young LLP and our internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the results of their audit work and their opinions on the adequacy of internal controls and the quality of financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of Hormel Foods Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Exchange Act Rule 13a–15(f). The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards. Under the supervision, and with the participation of management, including the chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in *Internal Control – Integrated Framework*, we concluded that our internal control over financial reporting was effective as of October 30, 2011. Our internal control over financial reporting as of October 30, 2011, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Jeffrey M. Ettinger
Chairman of the Board,
President and
Chief Executive Officer
and Director



Jody H. Feragen
Executive Vice President
and Chief Financial Officer
and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Hormel Foods Corporation
Austin, Minnesota

We have audited Hormel Foods Corporation's internal control over financial reporting as of October 30, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hormel Foods Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management entitled Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Hormel Foods Corporation maintained, in all material respects, effective internal control over financial reporting as of October 30, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Hormel Foods Corporation as of October 30, 2011 and October 31, 2010, and the related consolidated statements of operations, changes in shareholders' investment, and cash flows for each of the three years in the period ended October 30, 2011, and our report dated December 21, 2011, expressed an unqualified opinion thereon.


Ernst + Young LLP

Minneapolis, Minnesota
December 21, 2011

To the Board of Directors and Shareholders
Hormel Foods Corporation
Austin, Minnesota

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 30, 2011 and October 31, 2010, and the related consolidated statements of operations, changes in shareholders' investment, and cash flows for each of the three years in the period ended October 30, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 30, 2011 and October 31, 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 30, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hormel Foods Corporation's internal control over financial reporting as of October 30, 2011, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 21, 2011 expressed an unqualified opinion thereon.


Ernst + Young LLP

Minneapolis, Minnesota
December 21, 2011

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)	October 30, 2011	October 31, 2010
Assets		
Current Assets		
Cash and cash equivalents	**$ 463,130**	$ 467,845
Short-term marketable securities	**76,077**	50,595
Accounts receivable (net of allowance for doubtful accounts of $4,000 at October 30, 2011 and October 31, 2010)	**461,110**	430,939
Inventories	**885,823**	793,771
Income taxes receivable	**24,423**	8,525
Deferred income taxes	**69,203**	70,703
Prepaid expenses	**10,048**	12,153
Other current assets	**8,417**	23,635
Total Current Assets	**1,998,231**	1,858,166
Deferred Income Taxes	**59,814**	72,426
Goodwill	**630,884**	629,023
Other Intangibles	**132,046**	141,522
Pension Assets	**80,208**	61,272
Investments in and Receivables from Affiliates	**295,698**	214,389
Other Assets	**140,420**	155,017
Property, Plant and Equipment		
Land	**56,273**	54,017
Buildings	**749,143**	729,718
Equipment	**1,393,128**	1,358,237
Construction in progress	**50,286**	45,283
	2,248,830	2,187,255
Less allowance for depreciation	**(1,341,740)**	(1,265,152)
	907,090	922,103
Total Assets	**$ 4,244,391**	$ 4,053,918
Liabilities and Shareholders' Investment		
Current Liabilities		
Accounts payable	**$ 390,171**	$ 361,287
Accrued expenses	**40,539**	46,408
Accrued workers compensation	**32,218**	33,022
Accrued marketing expenses	**77,363**	76,552
Employee related expenses	**195,258**	187,116
Taxes payable	**8,137**	9,339
Interest and dividends payable	**34,500**	37,489
Current maturities of long-term debt	**0**	350,000
Total Current Liabilities	**778,186**	1,101,213
Long-Term Debt — less current maturities	**250,000**	0
Pension and Post-Retirement Benefits	**473,688**	454,998
Other Long-Term Liabilities	**82,701**	91,068
Shareholders' Investment*		
Preferred stock, par value $.01 a share — authorized 160,000,000 shares; issued — none		
Common stock, nonvoting, par value $.01 a share — authorized 400,000,000 shares; issued — none		
Common stock, par value $.0293 a share — authorized 800,000,000 shares; issued 263,963,251 shares October 30, 2011 issued 265,963,080 shares October 31, 2010	**7,734**	7,793
Accumulated other comprehensive loss	**(175,483)**	(175,910)
Retained earnings	**2,824,331**	2,568,774
Hormel Foods Corporation Shareholders' Investment	**2,656,582**	2,400,657
Noncontrolling Interest	**3,234**	5,982
Total Shareholders' Investment	**2,659,816**	2,406,639
Total Liabilities And Shareholders' Investment	**$ 4,244,391**	$ 4,053,918

*Shares and par values have been restated, as appropriate, to reflect the two-for-one stock split effected February 1, 2011
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)	Fiscal Year Ended		
	October 30, 2011	October 31, 2010*	October 25, 2009*
Net sales	**$7,895,089**	$7,220,719	$6,533,671
Cost of products sold	**6,560,976**	5,981,977	5,434,800
Gross Profit	**1,334,113**	1,238,742	1,098,871
Selling, general and administrative	**618,586**	605,293	567,085
Equity in earnings of affiliates	**26,757**	13,126	4,793
Operating Income	**742,284**	646,575	536,579
Other income and expense:			
Interest and investment (loss) income	**(786)**	4,565	19,563
Interest expense	**(22,662)**	(26,589)	(27,995)
Earnings Before Income Taxes	**718,836**	624,551	528,147
Provision for income taxes	**239,640**	224,775	182,169
Net Earnings	**479,196**	399,776	345,978
Less: Net earnings attributable to noncontrolling interest	**5,001**	4,189	3,165
Net Earnings Attributable to Hormel Foods Corporation	**$ 474,195**	$ 395,587	$ 342,813
Net Earnings Per Share:			
Basic	**$ 1.78**	$ 1.48	$ 1.28
Diluted	**$ 1.74**	$ 1.46	$ 1.27
Weighted-Average Shares Outstanding:			
Basic	**266,394**	266,732	268,454
Diluted	**271,915**	270,698	270,979

*Shares and per share figures have been restated to reflect the two-for-one stock split effected February 1, 2011.
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' INVESTMENT

(in thousands, except per share amounts)	Hormel Foods Corporation Shareholders								
	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total Shareholders' Investment
	Shares*	Amount	Shares*	Amount					
Balance at October 26, 2008	269,041	$7,883	0	$ 0	$ 0	$ 2,112,873	$ (114,016)	$ 6,535	$ 2,013,275
Comprehensive income									
Net earnings						342,813		3,165	345,978
Foreign currency translation							(862)	12	(850)
Deferred hedging, net of reclassification adjustment							27,763		27,763
Pension and other benefits							(117,954)		(117,954)
Comprehensive income								3,177	254,937
ASC 715 measurement date adjustment (net of $912 tax effect)						(11,793)	1,459		(10,334)
Purchases of common stock			(2,305)	(38,147)					(38,147)
Stock-based compensation expense					12,054				12,054
Exercise of stock options/ nonvested shares	452	13	(1)	(15)	2,553				2,551
Shares retired	(2,306)	(68)	2,306	38,162	(14,607)	(23,487)			0
Distribution to noncontrolling interest								(7,999)	(7,999)
Declared cash dividends — $.38 per share*						(102,016)			(102,016)
Balance at October 25, 2009	267,187	$7,828	0	$ 0	$ 0	$ 2,318,390	$ (203,610)	$ 1,713	$ 2,124,321
Comprehensive income									
Net earnings						395,587		4,189	399,776
Foreign currency translation							5,468	80	5,548
Deferred hedging, net of reclassification adjustment							33,372		33,372
Pension and other benefits							(11,140)		(11,140)
Comprehensive income								4,269	427,556
Purchases of common stock			(3,407)	(69,574)					(69,574)
Stock-based compensation expense					14,402				14,402
Exercise of stock options/ nonvested shares	2,198	65	(15)	(308)	22,007				21,764
Shares retired	(3,422)	(100)	3,422	69,882	(36,409)	(33,373)			0
Declared cash dividends – $.42 per share*						(111,830)			(111,830)
Balance at October 31, 2010	265,963	$7,793	0	$ 0	$ 0	$ 2,568,774	$ (175,910)	$ 5,982	$ 2,406,639
Comprehensive income									
Net earnings						**474,195**		**5,001**	**479,196**
Foreign currency translation							**843**	**251**	**1,094**
Deferred hedging, net of reclassification adjustment							**(3,476)**		**(3,476)**
Pension and other benefits							**3,060**		**3,060**
Comprehensive income								**5,252**	**479,874**
Purchases of common stock			**(5,497)**	**(152,930)**					**(152,930)**
Stock-based compensation expense					**17,229**				**17,229**
Exercise of stock options/ nonvested shares	**3,503**	**102**	**(6)**	**(163)**	**53,100**				**53,039**
Shares retired	**(5,503)**	**(161)**	**5,503**	**153,093**	**(70,329)**	**(82,603)**			**0**
Distribution to noncontrolling interest								**(8,000)**	**(8,000)**
Declared cash dividends — $.51 per share						**(136,035)**			**(136,035)**
Balance at October 30, 2011	**263,963**	**$7,734**	**0**	**$ 0**	**$ 0**	**$2,824,331**	**$(175,483)**	**$3,234**	**$2,659,816**

*Shares and per share figures have been restated, as appropriate, to reflect the two-for-one stock split effected February 1, 2011.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
(in thousands)	**October 30, 2011**	October 31, 2010	October 25, 2009
Operating Activities			
Net earnings	**$ 479,196**	$ 399,776	$ 345,978
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation	**114,689**	115,059	116,774
Amortization of intangibles	**9,476**	10,532	10,364
Equity in earnings of affiliates, net of dividends	**(22,726)**	(13,126)	(4,793)
Provision for deferred income taxes	**6,752**	29,429	(311)
(Gain) loss on property/equipment sales and plant facilities	**(632)**	(394)	128
Gain on dissolution of joint venture	**0**	0	(3,591)
Non-cash investment activities	**3,995**	(1,760)	(3,555)
Stock-based compensation expense	**17,229**	14,402	12,054
Excess tax benefit from stock-based compensation	**(15,205)**	(10,298)	(1,313)
Other	**486**	7,595	0
Changes in operating assets and liabilities, net of acquisitions:			
(Increase) decrease in accounts receivable	**(30,171)**	(58,647)	38,718
(Increase) decrease in inventories	**(92,052)**	(73,909)	62,116
Decrease in prepaid expenses and other current assets	**10,513**	39,289	61,470
Increase (decrease) in pension and post-retirement benefits	**5,197**	(35,265)	(85,947)
Increase in accounts payable and accrued expenses	**3,732**	62,849	10,676
Net Cash Provided by Operating Activities	**490,479**	485,532	558,768
Investing Activities			
Sale of available-for-sale securities	**0**	0	6,270
Purchase of available-for-sale securities	**0**	0	(2,371)
Net purchase of trading securities	**(20,000)**	(50,000)	0
Acquisitions of businesses/intangibles	**(7,207)**	(28,104)	(701)
Purchases of property/equipment	**(96,911)**	(89,823)	(96,961)
Proceeds from sales of property/equipment	**4,386**	4,915	5,003
(Increase) decrease in investments, equity in affiliates, and other assets	**(51,253)**	(95,464)	3,532
Distributions from affiliates	**0**	0	0
Net Cash Used in Investing Activities	**(170,985)**	(258,476)	(85,228)
Financing Activities			
Principal payments on short-term debt	**0**	0	(100,000)
Proceeds from long-term debt, net	**247,564**	0	0
Principal payments on long-term debt	**(350,000)**	0	0
Dividends paid on common stock	**(129,975)**	(109,374)	(101,376)
Share repurchase	**(152,930)**	(69,574)	(38,147)
Proceeds from exercise of stock options	**53,780**	22,884	2,387
Excess tax benefit from stock-based compensation	**15,205**	10,298	1,313
Distribution to noncontrolling interest	**(8,000)**	0	(7,999)
Other	**147**	1,303	756
Net Cash Used in Financing Activities	**(324,209)**	(144,463)	(243,066)
(Decrease) Increase in Cash and Cash Equivalents	**(4,715)**	82,593	230,474
Cash and cash equivalents at beginning of year	**467,845**	385,252	154,778
Cash and Cash Equivalents at End of Year	**$ 463,130**	$ 467,845	$ 385,252

See Notes to Consolidated Financial Statements.

Note A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Hormel Foods Corporation (the Company) and all of its majority-owned subsidiaries after elimination of intercompany accounts, transactions, and profits.

Reclassifications: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation and to conform with recent accounting pronouncements and guidance. The reclassifications had no impact on net earnings or operating cash flows as previously reported.

Stock Split: On November 22, 2010, the Company's Board of Directors authorized a two-for-one split of the Company's common stock, which was subsequently approved by shareholders at the Company's Annual Meeting on January 31, 2011, and effected on February 1, 2011. The Company's common stock was reclassified by reducing the par value from $.0586 per share to $.0293 per share and the number of authorized shares was increased from 400,000,000 to 800,000,000 shares, in order to effect a two-for-one stock split. The number of authorized shares of nonvoting common stock and preferred stock was also increased to 400,000,000 shares and 160,000,000 shares, respectively, with no change in the par value of those shares.

Unless otherwise noted, all prior year share amounts and per share calculations throughout this Annual Report have been restated to reflect the impact of this split, and to provide data on a basis comparable to fiscal 2011. Such restatements include calculations regarding the Company's weighted-average shares, earnings per share, and dividends per share, as well as disclosures regarding the Company's stock-based compensation plans and share repurchase activity.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year: The Company's fiscal year ends on the last Sunday in October. Fiscal year 2011 consisted of 52 weeks, fiscal year 2010 consisted of 53 weeks, and fiscal year 2009 consisted of 52 weeks.

Cash and Cash Equivalents: The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The Company's cash equivalents as of October 30, 2011, and October 31, 2010, consisted entirely of money market funds rated AAA.

Fair Value Measurements: Pursuant to the provisions of Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* (ASC 820), the Company measures certain assets and liabilities at fair value or discloses the fair value of certain assets and liabilities recorded at cost in the consolidated financial statements. Fair value is calculated as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). ASC 820 establishes a fair value hierarchy which requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. The Company classifies assets and liabilities in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

Level 3: Unobservable inputs that reflect an entity's own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

See additional discussion regarding the Company's fair value measurements in Notes I, M, and N.

Investments: The Company maintains a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans, which is included in other assets on the Consolidated Statements of Financial Position. The securities held by the trust are classified as trading securities. Therefore, unrealized gains and losses associated with these investments are included in the Company's earnings. Securities held by the trust generated a gain of $1.2 million for the fiscal year ended October 30, 2011, a gain of $5.4 million for the fiscal year ended October 31, 2010, and a gain of $15.3 million for the fiscal year ended October 25, 2009. The Company has transitioned the majority of this portfolio to more fixed return investments to reduce the exposure to volatility in equity markets.

The Company also holds securities as part of an investment portfolio, which are classified as short-term marketable securities on the Consolidated Statements of Financial Position. These investments are also trading securities. Therefore, unrealized gains and losses are included in the Company's earnings. The Company recorded a gain of $0.5 million related to these investments for the fiscal year ended October 30, 2011, compared to a gain of $0.6 million for the fiscal year ended October 31, 2010.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. The Company uses the straight-line method in computing depreciation. The annual provisions for depreciation have been computed principally using the following ranges of asset lives: buildings 20 to 40 years, machinery and equipment 5 to 10 years.

Software development and implementation costs are expensed until the Company has determined that the software will result in probable future economic benefits, and management has committed to funding the project. Thereafter, all qualified external implementation costs, and purchased software costs, are capitalized and amortized using the straight-line method over the remaining estimated useful lives, not exceeding five years.

Goodwill and Other Intangibles: Goodwill and other intangible assets are originally recorded at their estimated fair values at date of acquisition, and are allocated to reporting units that will receive the related sales and income. The Company's reporting units represent operating segments (aggregations of business units that have similar economic characteristics and share the same production facilities, raw materials, and labor force). Definite-lived intangible assets are amortized over their estimated useful lives and are evaluated for impairment annually, or more frequently if impairment indicators are present, using a process similar to that used to test long-lived assets for impairment. Goodwill and indefinite-lived intangible assets are tested annually for impairment, or more frequently if impairment indicators arise.

In conducting the annual impairment test for goodwill, the Company first performs a qualitative assessment to determine whether it is more likely than not (> 50% likelihood) that the fair value of any reporting unit is less than its carrying amount. If the Company concludes that this is the case, then a two-step quantitative test for goodwill impairment is performed for the appropriate reporting units. Otherwise, the Company concludes that no impairment is indicated and does not perform the two-step test.

In conducting the initial qualitative assessment, the Company analyzes actual and projected growth trends for net sales, gross margin, and segment profit for each reporting unit, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, each reporting unit assesses critical areas that may impact their business, including macroeconomic conditions and the related impact, market related exposures, any plans to market all or a portion of their business, competitive changes, new or discontinued product lines, changes in key personnel, or any other potential risks to their projected financial results.

If required, the quantitative goodwill impairment test is a two-step process performed at the reporting unit level. First, the fair value of each reporting unit is compared to its corresponding carrying value, including goodwill. The fair value of each reporting unit is estimated using discounted cash flow valuations (Level 3), which incorporate assumptions regarding future growth rates, terminal values, and discount rates. The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by the Company's Board of Directors. If the first step results in the carrying value exceeding the fair value of any reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

Based on the qualitative assessment conducted in fiscal 2011, performance of the quantitative two-step test was not required for any of the Company's reporting units, and no goodwill impairment charges were recorded.

Impairment testing for indefinite-lived intangible assets also compares the fair value and carrying value of the intangible asset. The fair value of indefinite-lived intangible assets is primarily determined on the basis of estimated discounted value, using the relief from royalty method (Level 3), which incorporates assumptions regarding future sales projections and discount rates. If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference. No material impairment charges were recorded for indefinite-lived intangible assets for fiscal 2011.

Impairment of Long-lived Assets: The Company reviews long-lived assets and definite-lived intangible assets for impairment annually, or more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value. During the second quarter of fiscal 2010, the Company made the decision to close its Valley Fresh plant in Turlock, California. The facilities in that location were evaluated during that process and the Company recorded a pretax charge of $6.6 million to reduce the property, plant and equipment to its current estimated fair value. No other material write-downs were recorded in fiscal years 2011, 2010, or 2009.

Contingent Liabilities: The Company may be subject to investigations, legal proceedings, or claims related to the on-going operation of its business, including claims both by and against the Company. Such proceedings typically involve claims related to product liability, contract disputes, wage and hour laws, employment practices, or other actions brought by employees, consumers, competitors, or suppliers. The Company establishes accruals for its potential exposure, as appropriate, for claims against the Company when losses become probable and reasonably estimable. Where the Company is able to reasonably estimate a range of potential losses, the Company records the amount within that range that constitutes the Company's best estimate.

Foreign Currency Translation: Assets and liabilities denominated in foreign currency are translated at the current exchange rate as of the statement of financial position date, and amounts in the statement of operations are translated at the average monthly exchange rate. Translation adjustments resulting from fluctuations in exchange rates are recorded as a component of accumulated other comprehensive loss in shareholders' investment.

When calculating foreign currency translation, the Company deemed its foreign investments to be permanent in nature and has not provided for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars.

Derivatives and Hedging Activity: The Company uses commodity and currency positions to manage its exposure to price fluctuations in those markets. The contracts are recorded at fair value on the Consolidated Statements of Financial Position within other current assets or accounts payable. Additional information on hedging activities is presented in Note M.

Equity Method Investments: The Company has a number of investments in joint ventures where its voting interests are in excess of 20 percent but not greater than 50 percent. The Company accounts for such investments under the equity method of accounting, and its underlying share of each investee's equity is reported in the Consolidated Statements of Financial Position as part of investments in and receivables from affiliates.

The Company regularly monitors and evaluates the fair value of our equity investments. If events and circumstances indicate that a decline in the fair value of these assets has occurred and is other than temporary, the Company will record a charge in equity in earnings of affiliates in the Consolidated Statements of Operations. The Company's equity investments do not have a readily determinable fair value as none of them are publicly traded. The fair values of the Company's private equity investments are determined by discounting the estimated future cash flows of each entity. These cash flow estimates include assumptions on growth rates and future currency exchange rates (Level 3). The Company did not record an impairment charge on any of its equity investments in fiscal years 2011, 2010, or 2009.

See additional discussion regarding the Company's equity method investments in Note G.

Revenue Recognition: The Company recognizes sales when title passes upon delivery of its products to customers, net of applicable provisions for discounts, returns, and allowances. Products are delivered upon receipt of customer purchase orders with acceptable terms, including price and collectability that is reasonably assured.

The Company offers various sales incentives to customers and consumers. Incentives that are offered off-invoice include prompt pay allowances, will call allowances, spoilage allowances, and temporary price reductions. These incentives are recognized as reduction of revenue at the time title passes. Coupons are used as an incentive for consumers to purchase various products. The coupons reduce revenues at the time they are offered, based on estimated redemption rates. Promotional contracts are performed by customers to promote the Company's products to the consumers. These incentives reduce revenues at the time of performance through direct payments and accrued promotional funds. Accrued promotional funds are unpaid liabilities for promotional contracts in process or completed at the end of a quarter or fiscal year. Promotional contract accruals are based on a review of the unpaid outstanding contracts on which performance has taken place. Estimates used to determine the revenue reduction include the level of customer performance and the historical spend rate versus contracted rates.

Allowance for Doubful Accounts: The Company estimates the allowance for doubtful accounts based on a combination of factors, including the age of its accounts receivable balances, customer history, collection experience, and current market factors. Additionally, a specific reserve may be established if the Company becomes aware of a customer's inability to meet its financial obligations.

Advertising Expenses: Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with samples, demonstrations, and market research. Advertising costs for fiscal years 2011, 2010, and 2009 were $115.3 million, $112.3 million, and $93.6 million, respectively.

Shipping and Handling Costs: The Company's shipping and handling expenses are included in cost of products sold.

Research and Development Expenses: Research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development expenses incurred for fiscal years 2011, 2010, and 2009 were $29.4 million, $27.6 million, and $25.4 million, respectively.

Income Taxes: The Company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

In accordance with ASC 740, *Income Taxes*, the Company recognizes a tax position in its financial statements when it is more likely than not that the position will be sustained upon examination based on the technical merits of the position. That position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Employee Stock Options: The Company records stock-based compensation expense in accordance with ASC 718, *Compensation — Stock Compensation*. For options subject to graded vesting, the Company recognizes stock-based compensation expense ratably over the shorter of the vesting period or requisite service period. Stock-based compensation expense for grants made to retirement-eligible employees is recognized on the date of grant.

Share Repurchases: On October 2, 2002, the Company announced that its Board of Directors had authorized the Company to repurchase up to 10.0 million shares of common stock with no expiration date. On a pre-split basis, the Company purchased 1.1 million shares at an average price of $39.78 during fiscal 2010 under this authorization, which fully depleted that program. The Company had also purchased 1.2 million shares at an average price of $33.10 under this authorization during fiscal 2009.

On May 26, 2010, the Company announced that its Board of Directors had authorized the Company to repurchase an additional 5.0 million shares of common stock with no expiration date. On a pre-split basis, the Company purchased 0.6 million shares at an average price of $42.86 during fiscal 2010 under this new authorization.

On November 22, 2010, the Board of Directors also authorized a two-for-one stock split of the Company's common stock. As part of the Board's approval of that stock split, the number of shares remaining to be repurchased was adjusted proportionately. On a post-split basis, 5.5 million shares at an average price of $27.82 were purchased during fiscal 2011 under the current authorization in place.

Supplemental Statement of Operations Information: Net earnings for the fiscal year ended October 31, 2010, include two non-recurring charges recorded by the Company. During the second quarter of fiscal 2010, the Company made the decision to close its Valley Fresh plant in Turlock, California. *Valley Fresh®* canned meats were produced at this facility. A write-down of fixed assets and the recording of employee related costs resulted in a charge of $6.3 million after tax ($0.02 per diluted share). Health care laws enacted in fiscal 2010 also required the Company to reduce the value of its deferred tax assets as a result of a change to the tax treatment of Medicare Part D subsidies. As a result, the Company recorded a charge of $7.1 million ($0.03 per diluted share) to income tax expense during the second quarter, primarily related to these new health care laws.

Supplemental Cash Flow Information: Non-cash investment activities presented on the Consolidated Statements of Cash Flows generally consist of unrealized gains or losses on the Company's rabbi trust and other investments, amortization of affordable housing investments, and amortization of bond financing costs. Additionally, the Company had a $7.9 million negative reserve adjustment related to supplier contracts for the fiscal year ended October 25, 2009. The noted investments are included in other assets or short-term marketable securities on the Consolidated Statements of Financial Position. Changes in the value of these investments are included in the Company's net earnings and are presented in the Consolidated Statements of Operations as either interest and investment income or interest expense, as appropriate.

Accounting Changes and Recent Accounting Pronouncements: In September 2011, the Financial Accounting Standards Board (FASB) updated the guidance within ASC 350, *Intangibles — Goodwill and Other*. The update gives companies the option to first perform a qualitative assessment for goodwill impairment to determine whether it is more likely than not (> 50% likelihood) that the fair value of a reporting unit is less than its carrying amount. If a company concludes that this is the case, then a two-step quantitative test for goodwill impairment must still be performed. Otherwise, a company does not need to perform the two-step test. The updated guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted if a company's financial statements have not yet been issued. As allowed, the Company early adopted the new provisions of this accounting standard and used the qualitative assessment option for its annual goodwill impairment test performed for fiscal 2011. The testing procedures and results are described under Goodwill and Other Intangibles above.

In June 2011, the FASB updated the guidance within ASC 220, *Comprehensive Income*. The update eliminates the option for companies to report other comprehensive income and its related components in the Statement of Changes in Stockholders' Equity. Instead, companies have the option to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous Statement of Comprehensive Income or in two separate but consecutive statements. The updated guidance is to be applied retrospectively, and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company will adopt the new provisions of this accounting standard at the beginning of fiscal year 2013, and adoption is not expected to have a material impact on the consolidated financial statements, as it relates to presentation only.

In May 2011, the FASB updated the guidance within ASC 820, *Fair Value Measurements and Disclosures*. The update amends and clarifies current fair value measurement guidance, and requires additional disclosures. The most significant disclosure requirement relates to quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. The updated guidance is effective for interim and annual periods beginning after December 15, 2011, and early adoption is not permitted. Accordingly, the Company will adopt the new provisions of this accounting standard in the second quarter of fiscal 2012 and is currently evaluating the impact of adoption on the consolidated financial statements.

Note B

ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of accumulated other comprehensive loss are as follows:

(in thousands)	Foreign Currency Translation	Pension & Other Benefits	Deferred Gain (Loss) – Hedging	Accumulated Other Comprehensive Loss
Balance at October 26, 2008	$4,243	$ (77,608)	$(40,651)	$ (114,016)
Unrecognized losses	(862)	(200,150)	(8,323)	(209,335)
Reclassification into net earnings	–	9,200	55,053	64,253
Tax effect	–	72,996	(18,967)	54,029
Net of tax amount	(862)	(117,954)	27,763	(91,053)
ASC 715 measurement date adjustment (net of $912 tax effect)	–	1,459	–	1,459
Balance at October 25, 2009	$3,381	$ (194,103)	$(12,888)	$ (203,610)
Unrecognized gains (losses)	5,468	(38,490)	23,511	(9,511)
Reclassification into net earnings	–	22,244	28,672	50,916
Tax effect	–	5,106	(18,811)	(13,705)
Net of tax amount	5,468	(11,140)	33,372	27,700
Balance at October 31, 2010	$8,849	$ (205,243)	$ 20,484	$ (175,910)
Unrecognized gains (losses)	843	(15,115)	39,480	25,208
Reclassification into net earnings	–	20,363	(45,103)	(24,740)
Tax effect	–	(2,188)	2,147	(41)
Net of tax amount	843	3,060	(3,476)	427
Balance at October 30, 2011	**$9,692**	**$(202,183)**	**$ 17,008**	**$(175,483)**

Note C

EARNINGS PER SHARE DATA

Basic earnings per share are computed using the weighted-average common shares outstanding. Diluted earnings per share are computed using the weighted-average common shares outstanding after adjusting for potential common shares from stock options. For all years presented, the reported net earnings attributable to the Company were used when computing basic and diluted earnings per share. A reconciliation of the shares used in the computation is as follows:

(in thousands)	**2011**	2010	2009
Basic weighted-average shares outstanding	**266,394**	266,732	268,454
Dilutive potential common shares	**5,521**	3,966	2,525
Diluted weighted-average shares outstanding	**271,915**	270,698	270,979

For fiscal years 2011, 2010, and 2009, a total of 0.7 million, 3.6 million, and 10.0 million weighted-average outstanding stock options, respectively, were not included in the computation of dilutive potential common shares since their inclusion would have had an antidilutive effect on earnings per share.

Note D

ACQUISITIONS

Effective February 1, 2010, the Company completed the acquisition of the *Country Crock*® chilled side dish business from Unilever United States Inc. This line of microwaveable, refrigerated side dishes complements the Company's *Hormel*® refrigerated entrées and *Lloyd's*® barbeque product lines within the Refrigerated Foods segment. *Country Crock*® remains a registered trademark of the Unilever Group of Companies and is being used under license.

Operating results for this product line are included in the Company's Consolidated Statements of Operations from the date of acquisition. Pro forma results of operations are not presented, as the acquisition was not material to the consolidated Company.

Note E

INVENTORIES

Principal components of inventories are:

(in thousands)	**October 30, 2011**	October 31, 2010
Finished products	**$463,491**	$431,285
Raw materials and work-in-process	**251,324**	205,355
Materials and supplies	**171,008**	157,131
Total	**$885,823**	$793,771

Note F

GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the fiscal years ended October 30, 2011, and October 31, 2010, are presented in the table below. The additions during fiscal 2010 primarily relate to the *Country Crock* acquisition.

(in thousands)	Grocery Products	Refrigerated Foods	JOTS	Specialty Foods	All Other	Total
Balance as of October 25, 2009	$123,316	$85,923	$203,214	$207,028	$674	$620,155
Goodwill acquired	–	8,868	–	–	–	8,868
Balance as of October 31, 2010	$123,316	$94,791	$203,214	$207,028	$674	$629,023
Goodwill acquired	–	1,861	–	–	–	1,861
Balance as of October 30, 2011	**$123,316**	**$96,652**	**$203,214**	**$207,028**	**$674**	**$630,884**

The gross carrying amount and accumulated amortization for definite-lived intangible assets are presented in the table below.

	October 30, 2011			October 31, 2010		
(in thousands)	**Gross Carrying Amount**	**Accumulated Amortization**	**Weighted-Average Life (in Years)**	Gross Carrying Amount	Accumulated Amortization	Weighted-Average Life (in Years)
Customer lists/relationships	**$22,378**	**$(12,556)**	**10.9**	$22,378	$(10,194)	10.9
Proprietary software & technology	**22,000**	**(14,822)**	**9.3**	23,650	(13,974)	9.0
Formulas & recipes	**18,354**	**(10,047)**	**8.8**	22,404	(11,914)	8.5
Non-compete covenants	**5,370**	**(5,124)**	**4.6**	7,200	(6,275)	4.4
Distribution network	**4,120**	**(3,371)**	**10.0**	4,120	(2,959)	10.0
Other intangibles	**8,660**	**(4,981)**	**7.4**	9,740	(5,011)	6.8
Total	**$80,882**	**$(50,901)**	**9.1**	$89,492	$(50,327)	8.8

Amortization expense for the fiscal years ended October 30, 2011, October 31, 2010, and October 25, 2009, was $9.5 million, $10.5 million, and $10.4 million, respectively.

Estimated annual amortization expense (in thousands) for the five fiscal years after October 30, 2011, is as follows:

2012	$8,906
2013	7,699
2014	6,303
2015	3,192
2016	1,023

The carrying amounts for indefinite-lived intangible assets are as follows.

(in thousands)	**October 30, 2011**	October 31, 2010
Brand/tradename/trademarks	**$ 94,081**	$ 94,373
Other intangibles	**7,984**	7,984
Total	**$102,065**	$102,357

During the fourth quarter of fiscal years 2011 and 2010, the Company completed the required annual impairment tests of indefinite-lived intangible assets and goodwill, with no material impairment indicated. Useful lives of intangible assets were also reviewed during this process, with no changes identified.

Note G

INVESTMENTS IN AND RECEIVABLES FROM AFFILIATES

The Company accounts for its majority-owned operations under the consolidation method. Investments in which the Company owns a minority interest, and for which there are no other indicators of control, are accounted for under the equity or cost method. These investments, along with any related receivables from affiliates, are included in the Consolidated Statements of Financial Position as *investments in and receivables from affiliates*.

Investments in and receivables from affiliates consists of the following:

(in thousands)	Segment	% Owned	**October 30, 2011**	October 31, 2010
MegaMex Foods, LLC	Grocery Products	50%	**$205,523**	$122,447
Purefoods-Hormel Company	All Other	40%	**65,140**	63,894
San Miguel Purefoods (Vietnam) Co. Ltd.	All Other	49%	**17,442**	20,501
Other	Various	Various	**7,593**	7,547
Total			**$295,698**	$214,389

Equity in earnings of affiliates consists of the following:

(in thousands)	Segment	**2011**	2010	2009
MegaMex Foods, LLC	Grocery Products	**$24,532**	$11,996	$ N/A
Purefoods-Hormel Company	All Other	**5,182**	3,523	1,561
San Miguel Purefoods (Vietnam) Co. Ltd.	All Other	**(3,059)**	(1,315)	(210)
Other	Various	**102**	(1,078)	3,442
Total		**$26,757**	$13,126	$4,793

MegaMex Foods, LLC

On October 26, 2009, the Company completed the formation of MegaMex Foods, LLC (MegaMex), a 50/50 joint venture formed by the Company and Herdez Del Fuerte, S.A. de C.V. to market Mexican foods in the United States. On October 6, 2010, MegaMex acquired 100 percent of the stock of Don Miguel Foods Corp. (Don Miguel). Don Miguel is a leading provider of branded frozen and fresh authentic Mexican appetizers, snacks, and hand held items. On August 22, 2011, MegaMex acquired 100 percent of Fresherized Foods, which produces *Wholly Guacamole®, Wholly Salsa®,* and *Wholly Queso®* products.

The Company recognized a basis difference of $21.3 million associated with the formation of MegaMex, which is being amortized through equity in earnings of affiliates.

Note H

LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

Long-term debt consists of:

(in thousands)	**October 30, 2011**	October 31, 2010
Senior unsecured notes, with interest at 6.625%, interest due semi-annually through June 2011 maturity date	**$ -**	$350,000
Senior unsecured notes, with interest at 4.125%, interest due semi-annually through April 2021 maturity date	**250,000**	-
Less current maturities	**-**	350,000
Total	**$250,000**	$ -

The Company has a $300.0 million revolving line of credit which bears interest at a variable rate based on LIBOR. As of October 30, 2011, and October 31, 2010, the Company had not drawn from this line of credit. A fixed fee is paid for the availability of this credit line. On November 22, 2011, the Company amended the terms and conditions for this line of credit and extended the maturity date to November 2016.

The Company is required by certain covenants in its debt agreements, to maintain specified levels of financial ratios and financial position. At the end of the current fiscal year, the Company was in compliance with all of these covenants.

Total interest paid during fiscal 2011, 2010, and 2009 was $31.7 million, $26.5 million, and $28.3 million, respectively. Based on borrowing rates available to the Company for long-term financing with similar terms and average maturities, the fair value of long-term debt (including current maturities), utilizing discounted cash flows, was $266.9 million as of October 30, 2011, and $371.8 million as of October 31, 2010.

Note I

PENSION AND OTHER POST-RETIREMENT BENEFITS

The Company has several defined benefit plans and defined contribution plans covering most employees. Total costs associated with the Company's defined contribution benefit plans in 2011, 2010, and 2009 were $27.1 million, $26.6 million, and $25.8 million, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service, while plan benefits covering salaried employees are based on final average compensation. The Company's funding policy is to make annual contributions of not less than the minimum required by applicable regulations. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 8-22 years.

Certain groups of employees are eligible for post-retirement health or welfare benefits. Benefits for retired employees vary for each group depending on respective retirement dates and applicable plan coverage in effect. Contribution requirements for retired employees are governed by the Retiree Health Care Payment Program and may change each year as the cost to provide coverage is determined. Eligible employees hired after January 1, 1990, may receive post-retirement medical coverage but must pay the full cost of the coverage. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 7-19 years.

In 2011, several changes were enacted that affected the Company's defined benefit pension plans at the measurement date. The defined benefit pension plan covering collectively bargained employees was amended as a result of labor negotiations, causing an increase in the benefit obligation. The benefit obligation for the other defined benefit plans was reduced as a result of a change in the pension formula effective January 1, 2017. The amended formula remains a defined benefit formula, but will base the accrued benefit credit on age and service and define the benefit as a lump sum. Effective October 31, 2016, the 401k match for these participants will be increased.

Net periodic cost of defined benefit plans included the following:

	Pension Benefits			Post-retirement Benefits		
(in thousands)	**2011**	2010	2009	**2011**	2010	2009
Service cost	**$ 24,206**	$ 21,998	$ 18,004	**$ 2,219**	$ 2,477	$ 2,262
Interest cost	**50,282**	48,305	47,251	**18,891**	20,703	22,464
Expected return on plan assets	**(62,989)**	(55,128)	(52,296)	**-**	–	–
Amortization of prior service cost	**(607)**	(607)	(607)	**4,341**	4,341	5,505
Recognized actuarial loss (gain)	**16,633**	16,133	5,142	**(4)**	2,377	(841)
Settlement charges	**-**	1,192	6,788	**-**	–	–
Curtailment charge	**-**	131	–	**-**	–	–
Special termination cost	**-**	386	–	**-**	109	–
Net periodic cost	**$ 27,525**	$ 32,410	$ 24,282	**$25,447**	$30,007	$29,390

Included in accumulated other comprehensive loss for pension benefits at October 30, 2011, and October 31, 2010, are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service credit of $52.5 million and unrecognized actuarial losses of $334.0 million, and unrecognized prior service credit of $1.8 million and unrecognized actuarial losses of $289.4 million, respectively. The prior service credit and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic pension cost during the fiscal year ending October 28, 2012, are $5.1 million and $20.1 million, respectively.

Included in accumulated other comprehensive loss for post-retirement benefits at October 30, 2011, and October 31, 2010, are the following amounts that have not yet been recognized in net periodic post-retirement benefit cost: unrecognized prior service costs of $19.0 million and unrecognized actuarial losses of $25.2 million, and unrecognized prior service costs of $25.5 million and unrecognized actuarial losses of $17.9 million, respectively. The prior service cost and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic post-retirement benefit cost during the fiscal year ending October 28, 2012, are $3.6 million and $0.0 million, respectively.

The following is a reconciliation of the beginning and ending balances of the benefit obligation, the fair value of plan assets, and the funded status of the plans as of the October 30, 2011 and the October 31, 2010 measurement dates:

	Pension Benefits		Post-retirement Benefits	
(in thousands)	**2011**	2010	**2011**	2010
Change in benefit obligation:				
Benefit obligation at beginning of year	**$878,630**	$785,560	**$346,707**	$346,106
Service cost	**24,206**	21,998	**2,219**	2,477
Interest cost	**50,282**	48,305	**18,891**	20,703
Plan amendments	**(51,283)**	–	**(2,082)**	–
Special termination cost	**–**	386	**–**	109
Actuarial loss	**84,958**	64,231	**7,276**	2,446
Benefits paid	**(44,167)**	(41,850)	**(21,877)**	(25,134)
Benefit obligation at end of year	**$942,626**	$878,630	**$351,134**	$346,707

The post-retirement benefits paid are net of Medicare Part D subsidy receipts of $2.8 million and $4.2 million for fiscal 2011 and 2010, respectively.

	Pension Benefits		Post-retirement Benefits	
(in thousands)	**2011**	2010	**2011**	2010
Change in plan assets:				
Fair value of plan assets at beginning of year	**$802,449**	$689,759	**$ –**	$ –
Actual return on plan assets	**86,748**	81,993	**–**	–
Employee contributions	**–**	–	**2,749**	2,362
Employer contributions	**25,893**	72,547	**26,120**	29,304
Benefits paid	**(44,167)**	(41,850)	**(28,869)**	(31,666)
Fair value of plan assets at end of year	**$870,923**	$802,449	**$ –**	$ –
Funded status at end of year	**$ (71,703)**	$ (76,181)	**$(351,134)**	$(346,707)

Amounts recognized in the Consolidated Statements of Financial Position as of October 30, 2011, and October 31, 2010, are as follows:

	Pension Benefits		Post-retirement Benefits	
(in thousands)	**2011**	2010	**2011**	2010
Pension assets	**$ 80,208**	$ 61,272	**$ –**	$ –
Accrued expenses	**(2,924)**	(3,273)	**(26,433)**	(25,889)
Pension and post-retirement benefits	**(148,987)**	(134,180)	**(324,701)**	(320,818)
Net amount recognized	**$ (71,703)**	$ (76,181)	**$(351,134)**	$(346,707)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $151.9 million, $133.2 million, and $0.0 million, respectively, as of October 30, 2011, and $139.4 million, $113.1 million, and $2.0 million, respectively, as of October 31, 2010.

Weighted-average assumptions used to determine benefit obligations are as follows:

	2011	2010
Discount rate	**5.33%**	5.82%
Rate of future compensation increase (for plans that base benefits on final compensation level)	**3.93%**	4.03%

Weighted-average assumptions used to determine net periodic benefit costs are as follows:

	2011	2010	2009
Discount rate	**5.82%**	6.28%	7.30%
Rate of future compensation increase (for plans that base benefits on final compensation level)	**4.03%**	4.08%	4.09%
Expected long-term return on plan assets	**8.00%**	8.25%	8.25%

The expected long-term rate of return on plan assets is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered health care benefits for pre-Medicare and post-Medicare retirees' coverage is assumed for 2012. The pre-Medicare and post-Medicare rate is assumed to decrease to 5.0% for 2017, and remain at that level thereafter.

The assumed discount rate, expected long-term rate of return on plan assets, rate of future compensation increase, and health care cost trend rate have a significant impact on the amounts reported for the benefit plans. A one-percentage-point change in these rates would have the following effects:

	1-Percentage-Point			
	Expense		Benefit Obligation	
(in thousands)	Increase	Decrease	Increase	Decrease
Pension Benefits:				
Discount rate	$(10,652)	$13,153	$(111,456)	$138,020
Expected long-term rate of return on plan assets	$ 3,664	$ (3,664)	-	-
Rate of future compensation increase	$ 2,196	$ (2,108)	$ 11,060	$ (10,660)
Post-retirement Benefits:				
Discount rate	$ 936	$ 2,564	$ (33,208)	$ 39,679
Health care cost trend rate	$ 1,774	$ (1,478)	$ 32,101	$ (27,631)

The actual and target weighted-average asset allocations for the Company's pension plan assets as of the plan measurement date are as follows:

	2011		2010	
Asset Category	**Actual**	**Target Range**	Actual	Target Range
Large Capitalization Equity	**22.1%**	**20-35%**	24.1%	22-32%
Hormel Foods Corporation Stock	**5.7%**	**0-10%**	9.0%	-
Small Capitalization Equity	**11.9%**	**5-15%**	14.0%	3-13%
International Equity	**18.1%**	**15-25%**	17.8%	15-25%
Private Equity	**2.5%**	**0-15%**	1.2%	0-15%
Total Equity Securities	**60.3%**	**55-75%**	66.1%	55-75%
Fixed Income	**38.3%**	**25-45%**	31.8%	25-45%
Cash and Cash Equivalents	**1.4%**	**-**	2.1%	-

Target allocations are established in consultation with outside advisors through the use of asset-liability modeling to attempt to match the duration of the plan assets with the duration of the Company's projected benefit liability. The asset allocation strategy attempts to minimize the long-term cost of pension benefits, reduce the volatility of pension expense, and achieve a healthy funded status for the plans. The target range for ownership of the Company's common stock was included within the Large Capitalization Equity target range in the prior year.

As of the 2011 measurement date, plan assets included 1.7 million shares of common stock of the Company having a market value of $49.7 million or 6% of total plan assets. Dividends paid during the year on shares held by the plan were $1.1 million. In 2011, the Company issued 1.1 million shares to the plan pursuant to the stock split, and the plan sold 1.1 million shares. In 2010, plan assets included a pre-split 1.7 million shares of common stock of the Company having a market value of $76.1 million or 9% of total plan assets.

The Company made discretionary contributions of $23.6 million and $70.3 million to the Company's defined benefit plans in 2011 and 2010, respectively. Based on the October 30, 2011 measurement date, the Company anticipates making required contributions of $21.2 million to fund the pension plans during fiscal year 2012. The Company also expects to make contributions of $29.4 million during 2012 that represent benefit payments for unfunded plans.

Benefits expected to be paid over the next ten fiscal years are as follows:

(in thousands)	Pension Benefits	Post-retirement Benefits
2012	$ 44,334	$ 23,826
2013	45,309	22,359
2014	47,464	22,534
2015	49,769	22,646
2016	52,449	22,680
2017 - 2021	308,135	108,761

Post-retirement benefits are net of expected federal subsidy receipts related to prescription drug benefits granted under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which are estimated to be $2.8 million per year through 2021.

The fair values of the defined benefit pension plan investments as of October 30, 2011, by asset category and fair value hierarchy level, are as follows:

	Fair Value Measurements at October 30, 2011			
(in thousands)	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at Fair Value:				
Cash equivalents[1]	$ 11,732	$ 11,732	$ -	$ -
Large Capitalization Equity[2]				
Domestic	$215,924	$191,158	$ 24,766	$ -
Foreign	26,103	26,103	-	-
Total Large Capitalization Equity	$242,027	$217,261	$ 24,766	$ -
Small Capitalization Equity[3]				
Domestic	$ 92,083	$ 92,083	$ -	$ -
Foreign	11,585	11,585	-	-
Total Small Capitalization Equity	$103,668	$103,668	$ -	$ -
International Equity[4]				
Mutual fund	$ 38,757	$ -	$ 38,757	$ -
Collective trust	119,239	-	119,239	-
Total International Equity	$157,996	$ -	$157,996	$ -
Private Equity[5]				
Domestic	$ 18,794	$ -	$ -	$18,794
International	3,053	-	-	3,053
Total Private Equity	$ 21,847	$ -	$ -	$21,847
Total Equity	$525,538	$320,929	$182,762	$21,847
Fixed Income[6]				
US government issues	$118,863	$118,863	$ -	$ -
Municipal issues	18,463	18,463	-	-
Corporate issues - domestic	165,778	112,767	53,011	-
Corporate issues - foreign	30,549	30,549	-	-
Total Fixed Income	$333,653	$280,642	$ 53,011	$ -
Total Investments at Fair Value	$870,923	$613,303	$235,773	$21,847

(in thousands)	Fair Value Measurements at October 31, 2010			
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at Fair Value:				
Cash equivalents[1]	$ 16,642	$ 16,642	$ –	$ –
Large Capitalization Equity[2]				
Domestic	$247,748	$215,152	$ 32,596	$ –
Foreign	18,023	18,023	–	–
Total Large Capitalization Equity	$265,771	$233,175	$ 32,596	$ –
Small Capitalization Equity[3]				
Domestic	$101,953	$101,953	$ –	$ –
Foreign	10,206	10,206	–	–
Total Small Capitalization Equity	$112,159	$112,159	$ –	$ –
International Equity[4]				
Mutual fund	$ 40,301	$ –	$ 40,301	$ –
Collective trust	102,566	–	102,566	–
Total International Equity	$142,867	$ –	$142,867	$ –
Private Equity[5]				
Domestic	$ 6,951	$ –	$ –	$6,951
International	2,377	–	–	2,377
Total Private Equity	$ 9,328	$ –	$ –	$9,328
Total Equity	$530,125	$345,334	$175,463	$9,328
Fixed Income[6]				
US government issues	$106,987	$106,987	$ –	$ –
Municipal issues	1,931	1,931	–	–
Corporate issues – domestic	124,802	87,181	37,621	–
Corporate issues – foreign	21,878	21,878	–	–
Total Fixed Income	$255,598	$217,977	$ 37,621	$ –
Other				
Real Estate - mineral interest	$ 3	$ –	$ –	$ 3
Total Other	$ 3	$ –	$ –	$ 3
Total Investments at Fair Value	$802,368	$579,953	$213,084	$9,331

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

[1] Cash Equivalents: These Level 1 investments consist primarily of money market mutual funds that are highly liquid and traded in active markets.

[2] Large Capitalization Equity: The Level 1 investments include a mix of predominately U.S. common stocks and foreign common stocks which are valued at the closing price reported on the active market in which the individual securities are traded. The Level 2 investment includes a mutual fund consisting of a mix of U.S. common stocks that is valued at the publicly available net asset value (NAV) of shares held by the pension plans at year end.

[3] Small Capitalization Equity: The Level 1 investments include a mix of predominately U.S. common stocks and foreign common stocks, which are valued at the closing price reported on the active market in which the individual securities are traded.

[4] International Equity: These Level 2 investments include a mix of collective investment funds and mutual funds. The mutual funds are valued at the publicly available NAV of shares held by the pension plans at year end. The value of the collective investment funds is based on the fair value of the underlying investments and the NAV can be calculated for these funds.

[5] Private Equity: These Level 3 investments consist of various collective investment funds, which are managed by a third party, that invest in a well diversified portfolio of equity investments from top performing, high quality firms that focus on U.S. and foreign small to mid markets; and venture capitalists and entrepreneurs with a concentration in areas of innovation. Investment strategies include buyouts, growth capital, build-ups, and distressed; and early stages of company development mainly in the U.S. The fair value of the units for these investments is based on the fair value of the underlying investments, and the NAV can be calculated for these funds.

[6] Fixed Income: The Level 1 investments include a mix of U.S. government and municipal securities, and domestic and foreign securities, which are valued at the closing price reported on the active market in which the individual securities are traded. The Level 2 investments consist primarily of mutual funds invested in long duration corporate bonds that are valued at the publicly available NAV of shares held by the pension plans at year end.

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

(in thousands)	2011	2010
Beginning Balance, October 31, 2010	**$ 9,331**	$3,108
Purchases, issuances, and settlements (net)	**9,886**	5,373
Unrealized gains	**2,633**	717
Realized (losses) gains	**(3)**	124
Interest and dividend income	**-**	9
Ending Balance, October 30, 2011	**$21,847**	$9,331

The Company has commitments totaling $85.0 million for the private equity investments within the pension plans, of which $66.0 million and $77.0 million remain unfunded at fiscal year end 2011 and 2010, respectively. These commitments include $43.2 million and $22.8 million for domestic and foreign equity investments, respectively, for fiscal year end 2011 compared to the $53.3 million and $23.7 million for domestic and foreign equity investments, respectively, for fiscal year end 2010. Funding for future private equity capital calls will come from existing pension plan asset investments and not from additional cash contributions into the Company's pension plans.

Note J

INCOME TAXES

The components of the provision for income taxes are as follows:

(in thousands)	2011	2010	2009
Current:			
U.S. Federal	**$202,084**	$170,326	$159,208
State	**26,978**	22,896	22,027
Foreign	**3,826**	2,124	1,245
Total current	**232,888**	195,346	182,480
Deferred:			
U.S. Federal	**6,358**	27,009	(392)
State	**394**	2,420	81
Total deferred	**6,752**	29,429	(311)
Total provision for income taxes	**$239,640**	$224,775	$182,169

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that, based upon its lengthy and consistent history of profitable operations, it is more likely than not that the net deferred tax assets of $129.0 million will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the deferred income tax liabilities and assets are as follows:

(in thousands)	October 30, 2011	October 31, 2010
Deferred tax liabilities:		
Tax over book depreciation	**$ (92,848)**	$ (81,821)
Pension assets	**(30,029)**	(22,809)
Book/tax basis difference from acquisitions	**(27,593)**	(30,262)
Commodity hedging contracts	**(10,337)**	(16,327)
Other, net	**(61,824)**	(54,273)
Deferred tax assets:		
Post-retirement benefits	**134,117**	133,684
Pension benefits	**57,961**	52,445
Stock options	**29,321**	29,092
Deferred compensation	**21,961**	21,409
Insurance accruals	**14,786**	14,318
Vacation accruals	**13,636**	13,857
Promotional accruals	**9,867**	7,208
Federal benefit of state tax	**9,596**	14,799
Other, net	**60,403**	61,809
Net deferred tax assets	**$129,017**	$143,129

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	2011	2010	2009
U.S. statutory rate	**35.0%**	35.0%	35.0%
State taxes on income, net of federal tax benefit	**2.7**	3.1	2.9
Manufacture deduction	**(2.6)**	(1.7)	(1.6)
All other, net	**(1.8)**	(0.4)	(1.8)
Effective tax rate	**33.3%**	36.0%	34.5%

The Company has accumulated undistributed earnings of foreign subsidiaries and joint ventures of approximately $56.5 million as of October 30, 2011. These earnings are expected to be indefinitely reinvested outside of the United States.

Total income taxes paid during fiscal 2011, 2010, and 2009 were $227.3 million, $212.6 million, and $160.3 million, respectively.

The following table sets forth changes in the unrecognized tax benefits, excluding interest and penalties, for fiscal years 2010 and 2011.

(in thousands)	
Balance as of October 25, 2009	$ 42,762
Tax positions related to the current period:	
Increases	3,102
Decreases	–
Tax positions related to prior periods:	
Increases	4,194
Decreases	(18,313)
Settlements	(2,650)
Decreases related to a lapse of applicable statute of limitations:	(3,022)
Balance as of October 31, 2010	$ 26,073
Tax positions related to the current period:	
Increases	2,493
Decreases	–
Tax positions related to prior periods:	
Increases	5,646
Decreases	(672)
Settlements	(10,770)
Decreases related to a lapse of applicable statute of limitations:	(1,372)
Balance as of October 30, 2011	**$ 21,398**

The amount of unrecognized tax benefits, including interest and penalties, at October 30, 2011, recorded in other long-term liabilities was $28.1 million, of which $18.6 million would impact the Company's effective tax rate if recognized. The Company includes accrued interest and penalties related to uncertain tax positions in income tax expense, with $(4.2) million included in expense for fiscal 2011. The amount of accrued interest and penalties at October 30, 2011, associated with unrecognized tax benefits was $6.7 million.

The Company is regularly audited by federal and state taxing authorities. During fiscal year 2010, the United States Internal Revenue Service (I.R.S.) concluded its examination of the Company's consolidated federal income tax returns for the fiscal years through 2007. During the fourth quarter of fiscal year 2010 the I.R.S. opened an examination of the Company's consolidated federal income tax returns for fiscal years 2008 and 2009. The Company is in various stages of audit by several state taxing authorities on a variety of fiscal years, as far back as 2004. While it is reasonably possible that one or more of these audits may be completed within the next 12 months and that the related unrecognized tax benefits may change, based on the status of the examinations it is not possible to reasonably estimate the effect of any amount of such change to previously recorded uncertain tax positions.

Note K

COMMITMENTS AND CONTINGENCIES

In order to ensure a steady supply of hogs and turkeys, and to keep the cost of products stable, the Company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods up to 10 years. The Company has also entered into grow-out contracts with independent farmers to raise turkeys for the Company for periods up to 25 years. Under these arrangements, the Company owns the livestock, feed, and other supplies while the independent farmers provide facilities and labor. The Company has also contracted for the purchase of corn, soybean meal, and other feed ingredients from independent suppliers for periods up to three years. Under these contracts, the Company is committed at October 30, 2011, to make purchases, assuming current price levels, as follows:

(in thousands)	
2012	$1,646,758
2013	1,016,381
2014	780,275
2015	659,322
2016	650,682
Later years	2,551,871
Total	$7,305,289

Purchases under these contracts for fiscal 2011, 2010, and 2009 were $1.8 billion, $1.9 billion, and $1.6 billion, respectively.

The Company had noncancelable operating lease commitments on facilities and equipment at October 30, 2011, as follows:

(in thousands)	
2012	$12,742
2013	8,412
2014	5,480
2015	4,307
2016	3,423
Later years	6,432
Total	$40,796

The Company expensed $23.1 million, $25.1 million, and $23.0 million for rent in fiscal 2011, 2010, and 2009, respectively.

The Company had commitments to expend approximately $78.4 million to complete construction in progress at various locations as of October 30, 2011.

As of October 30, 2011, the Company had $41.8 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company's self-insured workers' compensation programs. However, that amount also includes a revocable $4.8 million standby letter of credit for obligations of an affiliated party that may arise under worker compensation claims. Letters of credit are not reflected in the Company's Consolidated Statements of Financial Position.

The Company is involved on an ongoing basis in litigation arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the Company's results of operations, financial condition, or liquidity.

Note L

STOCK-BASED COMPENSATION

The Company issues stock options and nonvested shares as part of its stock incentive plans for employees and non-employee directors. The Company's policy is to grant options with the exercise price equal to the market price of the common stock on the date of grant. Options typically vest over periods ranging from six months to four years and expire ten years after the date of the grant. The Company recognizes stock-based compensation expense ratably over the shorter of the requisite service period or vesting period. The fair value of stock-based compensation granted to retirement-eligible individuals is expensed at the time of grant.

During the first quarter of fiscal 2007, the Company made a one-time grant of 100 stock options (pre-split) to each active, full-time employee of the Company on January 8, 2007. This grant was to vest upon the earlier of five years or attainment of closing stock price of $50.00 per share (pre-split) for five consecutive trading days, and had an expiration of ten years after the grant date. During the first quarter of fiscal 2011, the options vested after the stock attained the required closing price per share for five consecutive trading days.

A reconciliation of the number of options outstanding and exercisable (in thousands) as of October 30, 2011, and changes during the fiscal year then ended, is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at October 31, 2010	22,048	$ 16.47		
Granted	2,658	24.96		
Exercised	4,750	15.27		
Forfeited	24	19.11		
Outstanding at October 30, 2011	**19,932**	**$17.89**	**5.7 yrs**	**$240,451**
Exercisable at October 30, 2011	**13,499**	**$16.66**	**4.5 yrs**	**$179,436**

The weighted-average grant date fair value of stock options granted and the total intrinsic value of options exercised (in thousands) during each of the past three fiscal years is as follows:

	Fiscal Year Ended		
	October 30, 2011	October 31, 2010	October 25, 2009
Weighted-average grant date fair value	**$ 5.54**	$ 4.55	$ 2.93
Intrinsic value of exercised options	**$54,859**	$32,378	$5,049

The fair value of each option award is calculated on the date of grant using the Black-Scholes valuation model utilizing the following weighted-average assumptions:

	Fiscal Year Ended		
	October 30, 2011	October 31, 2010	October 25, 2009
Risk-free interest rate	**2.9%**	3.4%	3.2%
Dividend yield	**2.0%**	2.2%	2.5%
Stock price volatility	**21.0%**	22.0%	22.0%
Expected option life	**8 years**	8 years	8 years

As part of the annual valuation process, the Company reassesses the appropriateness of the inputs used in the valuation models. The Company establishes the risk-free interest rate using stripped U.S. Treasury yields as of the grant date where the remaining term is approximately the expected life of the option. The dividend yield is set based on the dividend rate approved by the Company's Board of Directors and the stock price on the grant date. The expected volatility assumption is set based primarily on historical volatility. As a reasonableness test, implied volatility from exchange traded options is also examined to validate the volatility range obtained from the historical analysis. The expected life assumption is set based on an analysis of past exercise behavior by option holders. In performing the valuations for option grants, the Company has not stratified option holders as exercise behavior has historically been consistent across all employee and non-employee director groups.

The Company's nonvested shares granted on or before September 26, 2010, vest after five years or upon retirement. Nonvested shares granted after September 26, 2010, vest after one year. A reconciliation of the nonvested shares (in thousands) as of October 30, 2011, and changes during the fiscal year then ended is as follows:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at October 31, 2010	206	$18.13
Granted	52	25.11
Vested	43	17.43
Nonvested at October 30, 2011	**215**	**$19.94**

The weighted-average grant date fair value of nonvested shares granted, the total fair value (in thousands) of nonvested shares granted, and the fair value (in thousands) of shares that have vested during each of the past three fiscal years is as follows:

	Fiscal Year Ended		
	October 30, 2011	October 31, 2010	October 25, 2009
Weighted-average grant date fair value	**$25.11**	$19.56	$15.27
Fair value of nonvested shares granted	**$1,299**	$ 978	$ 865
Fair value of shares vested	**$ 751**	$ 664	$ 204

Stock-based compensation expense, along with the related income tax benefit, for each of the past three fiscal years is presented in the table below:

	Fiscal Year Ended		
(in thousands)	**October 30, 2011**	October 31, 2010	October 25, 2009
Stock-based compensation expense recognized	**$17,229**	$14,402	$12,054
Income tax benefit recognized	**(6,542)**	(5,510)	(4,633)
After-tax stock-based compensation expense	**$10,687**	$ 8,892	$ 7,421

At October 30, 2011, there was $12.3 million of total unrecognized compensation cost from stock-based compensation arrangements granted under the plans. This compensation is expected to be recognized over a weighted-average period of approximately 2.6 years. During fiscal years 2011, 2010, and 2009, cash received from stock option exercises was $53.8 million, $22.9 million, and $2.4 million, respectively. The total tax benefit to be realized for tax deductions from these option exercises was $20.8 million, $18.9 million, and $1.3 million, respectively.

Shares issued for option exercises and nonvested shares may be either authorized but unissued shares, or shares of treasury stock acquired in the open market or otherwise. The number of shares available for future grants was 32.6 million at October 30, 2011, 35.3 million at October 31, 2010, and 38.0 million at October 25, 2009.

Note M

DERIVATIVES AND HEDGING

The Company uses hedging programs to manage price risk associated with commodity purchases. These programs utilize futures contracts and swaps to manage the Company's exposure to price fluctuations in the commodities markets. The Company has determined that its programs which are designated as hedges are highly effective in offsetting the changes in fair value or cash flows generated by the items hedged.

Cash Flow Hedges: The Company utilizes corn and soybean meal futures to offset the price fluctuation in the Company's future direct grain purchases, and has entered into various swaps to hedge the purchases of grain and natural gas at certain plant locations. The financial instruments are designated and accounted for as cash flow hedges, and the Company measures the effectiveness of the hedges on a regular basis. Effective gains or losses related to these cash flow hedges are reported in accumulated other comprehensive loss and reclassified into earnings, through cost of products sold, in the period or periods in which the hedged transactions affect earnings. Any gains or losses related to hedge ineffectiveness are recognized in the current period cost of products sold. The Company typically does not hedge its grain or natural gas exposure beyond the next two upcoming fiscal years. As of October 30, 2011, and October 31, 2010, the Company had the following outstanding commodity futures contracts and swaps that were entered into to hedge forecasted purchases:

Commodity	Volume	
	October 30, 2011	October 31, 2010
Corn	**20.8 million bushels**	21.1 million bushels
Soybean meal	**–**	190,400 tons
Natural gas	**0.5 million MMBTU's**	1.6 million MMBTU's

As of October 30, 2011, the Company has included in accumulated other comprehensive loss, hedging gains of $27.3 million (before tax) relating to its positions, compared to gains of $32.9 million (before tax) as of October 31, 2010. The Company expects to recognize the majority of these gains over the next 12 months. The balance as of October 30, 2011, includes gains of $6.9 million related to the Company's soybean meal futures contracts. These contracts were de-designated as cash flow hedges effective January 30, 2011, as they were no longer highly effective. These gains will remain in AOCL until the hedged transactions occur or it is probable the hedged transactions will not occur. Gains or losses related to these contracts after the date of de-designation have been recognized in earnings as incurred.

Fair Value Hedges: The Company utilizes futures to minimize the price risk assumed when forward priced contracts are offered to the Company's commodity suppliers. The intent of the program is to make the forward priced commodities cost nearly the same as cash market purchases at the date of delivery. The futures contracts are designated and accounted for as fair value hedges, and the Company measures the effectiveness of the hedges on a regular basis. Changes in the fair value of the futures contracts, along with the gain or loss on the hedged purchase commitment, are marked-to-market through earnings and are recorded on the Consolidated Statement of Financial Position as a current asset and liability, respectively. Effective gains or losses related to these fair value hedges are recognized through cost of products sold in the period or periods in which the hedged transactions affect earnings. Any gains or losses related to hedge ineffectiveness are recognized in the current period cost of products sold. As of October 30, 2011, and October 31, 2010, the Company had the following outstanding commodity futures contracts designated as fair value hedges:

Commodity	Volume	
	October 30, 2011	October 31, 2010
Corn	**12.4 million bushels**	9.9 million bushels
Lean hogs	**1.3 million cwt**	1.1 million cwt

Other Derivatives: During fiscal years 2011 and 2010, the Company has held certain futures and options contract positions as part of a merchandising program and to manage the Company's exposure to fluctuations in commodity markets and foreign currencies. The Company has not applied hedge accounting to these positions.

Additionally, as of January 30, 2011, the Company de-designated its soybean meal futures contracts that were previously designated as cash flow hedges, as these contracts were no longer highly effective. Hedge accounting is no longer being applied to these contracts, and gains or losses occurring after the date of de-designation have been recognized in earnings as incurred.

As of October 30, 2011, and October 31, 2010, the Company had the following outstanding futures and options contracts related to other programs:

Commodity	Volume	
	October 30, 2011	October 31, 2010
Corn	**–**	1.5 million bushels
Soybean meal	**4,300 tons**	1,200 tons

Fair Values: The fair values of the Company's derivative instruments (in thousands) as of October 30, 2011, and October 31, 2010, were as follows:

	Location on Consolidated Statement of Financial Position	Fair Value[1]	
		October 30, 2011	October 31, 2010
Asset Derivatives:			
Derivatives Designated as Hedges:			
Commodity contracts	Other current assets	**$58,753**	$54,395
Derivatives Not Designated as Hedges:			
Commodity contracts	Other current assets	**121**	2,137
Total Asset Derivatives		**$58,874**	$56,532
Liability Derivatives:			
Derivatives Designated as Hedges:			
Commodity contracts	Accounts payable	**$ 351**	$ 6,390
Total Liability Derivatives		**$ 351**	$ 6,390

[1] Amounts represent the gross fair value of derivative assets and liabilities. The Company nets the derivative assets and liabilities for each of its hedging programs, including cash collateral, when a master netting arrangement exists between the Company and the counterparty to the derivative contract. The amount or timing of cash collateral balances may impact the classification of the derivative in the Consolidated Statement of Financial Position. See Note N - Fair Value Measurements for a discussion of these net amounts as reported in the Consolidated Statements of Financial Position.

Derivative Gains and Losses: Gains or losses (before tax, in thousands) related to the Company's derivative instruments for the fiscal year ended October 30, 2011, and October 31, 2010, were as follows:

Cash Flow Hedges:	Gain/(Loss) Recognized in Accumulated Other Comprehensive Loss (AOCL) (Effective Portion)[1] Fiscal Year Ended		Location on Consolidated Statement of Operations	Gain/(Loss) Reclassified from AOCL into Earnings (Effective Portion)[1] Fiscal Year Ended		Gain/(Loss) Recognized in Earnings (Ineffective Portion)[2] [3] Fiscal Year Ended	
	October 30, 2011	October 31, 2010		**October 30, 2011**	October 31, 2010	**October 30, 2011**	October 31, 2010
Commodity contracts	**$39,480**	$23,511	Cost of products sold	**$45,103**	$(28,672)	**$(8,704)**	$9,947

Fair Value Hedges:	Location on Consolidated Statement of Operations	Gain/(Loss) Recognized in Earnings (Effective Portion)[4] Fiscal Year Ended		Gain/(Loss) Recognized in Earnings (Ineffective Portion)[2] [5] Fiscal Year Ended	
		October 30, 2011	October 31, 2010	**October 30, 2011**	October 31, 2010
Commodity contracts	Cost of products sold	**$(24,373)**	$(8,216)	**$132**	$(17)

Derivatives Not Designated as Hedges:	Location on Consolidated Statement of Operations	Gain/(Loss) Recognized in Earnings Fiscal Year Ended	
		October 30, 2011	October 31, 2010
Commodity contracts	Cost of products sold	**$(1,981)**	$ (86)
Foreign exchange contracts	Net sales	**$ (129)**	$ (1)
Option contracts	Cost of products sold	**$ -**	$1,883

[1] Amounts represent gains or losses in AOCL before tax. See Note B for the after tax impact of these gains or losses on net earnings.

[2] There were no gains or losses excluded from the assessment of hedge effectiveness during the fiscal year.

[3] There were no gains or losses resulting from the discontinuance of cash flow hedges during the fiscal year. However, effective January 30, 2011, the Company de-designated and discontinued hedge accounting for its soybean meal futures contracts. At the date of de-designation of these hedges, gains of $17.7 million (before tax) were deferred in AOCL, with $6.9 million (before tax) remaining as of October 30, 2011. These gains will remain in AOCL until the hedged transactions occur or it is probable the hedged transactions will not occur. Gains or losses related to these contracts after the date of de-designation have been recognized in earnings as incurred.

[4] Amounts represent losses on commodity contracts designated as fair value hedges that were closed during the fiscal year, which were offset by a corresponding gain on the underlying hedged purchase commitment. Additional gains or losses related to changes in the fair value of open commodity contracts, along with the offsetting gain or loss on the hedged purchase commitment, are also marked-to-market through earnings with no impact on a net basis.

[5] There were no gains or losses recognized as a result of a hedged firm commitment no longer qualifying as a fair value hedge during the fiscal year.

Note N

FAIR VALUE MEASUREMENTS

Effective at the beginning of fiscal 2009, the Company adopted the provisions of ASC 820, *Fair Value Measurements and Disclosures* (ASC 820) for its financial assets and liabilities carried at fair value on a recurring basis in the consolidated financial statements. The fair value of those assets and liabilities as of October 30, 2011, and October 31, 2010, and their level within the fair value hierarchy, are presented in the tables below.

	Fair Value Measurements at October 30, 2011			
(in thousands)	Fair Value at October 30, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets at Fair Value:				
Cash equivalents[1]	$341,447	$341,447	$ -	$-
Short-term marketable securities[2]	76,077	358	75,719	-
Other trading securities[3]	105,367	34,588	70,779	-
Commodity derivatives[4]	7,174	7,174	-	-
Total Assets at Fair Value	$530,065	$383,567	$146,498	$-
Liabilities at Fair Value:				
Commodity derivatives[4]	$ 351	$ -	$ 351	$-
Deferred compensation[3]	44,956	15,379	29,577	-
Total Liabilities at Fair Value	$ 45,307	$ 15,379	$ 29,928	$-

	Fair Value Measurements at October 31, 2010			
(in thousands)	Fair Value at October 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets at Fair Value:				
Cash equivalents[1]	$ 360,064	$ 360,064	$ -	$-
Short-term marketable securities[2]	50,595	66	50,529	-
Other trading securities[3]	109,153	49,889	59,264	-
Commodity derivatives[4]	11,604	11,604	-	-
Total Assets at Fair Value	$ 531,416	$ 421,623	$ 109,793	$-
Liabilities at Fair Value:				
Commodity derivatives[4]	$ 6,390	$ -	$ 6,390	$-
Deferred compensation[3]	42,141	13,298	28,843	-
Total Liabilities at Fair Value	$ 48,531	$ 13,298	$ 35,233	$-

The following methods and assumptions were used to estimate the fair value of the financial assets and liabilities above:

[1] The Company's cash equivalents consist of money market funds rated AAA. As these investments have a maturity date of three months or less, the carrying value approximates fair value.

[2] The Company holds trading securities as part of a portfolio maintained to generate investment income and to provide cash for operations of the Company, if necessary. The portfolio is managed by a third party who is responsible for daily trading activities, and all assets within the portfolio are highly liquid. The cash and highly rated money market funds held by the portfolio are classified as Level 1. The current investment portfolio also includes corporate bonds, agency securities, mortgage-backed securities, and other asset-backed securities for which there is an active, quoted market. Market prices are obtained from a variety of industry standard providers, large financial institutions, and other third-party sources to calculate a representative daily market value, and therefore, these securities are classified as Level 2.

[3] The Company also holds trading securities as part of a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans. The rabbi trust is included in other assets on the Consolidated Statements of Financial Position and is valued based on the underlying fair value of each fund held by the trust. A portion of the funds held related to the supplemental executive retirement plans have been invested in fixed income funds managed by a third party. The declared rate on these funds is set based on a formula using the yield of the general account investment portfolio that supports the fund, adjusted for expenses and other charges. The rate is guaranteed for one year at issue, and may be reset annually on the policy anniversary, subject to a guaranteed minimum rate. As the value is based on adjusted market rates, and the fixed rate is only reset on an annual basis, these funds are classified as Level 2. The remaining funds held are also managed by a third party, and include equity securities, money market accounts, bond funds, or other portfolios for which there is an active quoted market. Therefore, these securities are classified as Level 1. The related deferred compensation liabilities are included in other long-term liabilities on the Consolidated Statements of Financial Position and are valued based on the underlying investment selections held in each participant's account. Investment options generally mirror those funds held by the rabbi trust, for which there is an active quoted market. Therefore, these investment balances are classified as Level 1. The Company also offers a fixed rate investment option to participants. The rate earned on these investments is adjusted annually based on a specified percentage of I.R.S. Applicable Federal Rates in effect and therefore these balances are classified as Level 2.

[4] The Company's commodity derivatives represent futures contracts, option contracts, and swaps used in its hedging or other programs to offset price fluctuations associated with purchases of corn, soybean meal, and natural gas, and to minimize the price risk assumed when forward priced contracts are offered to the Company's commodity suppliers. The Company's futures and options contracts for corn and soybean meal are traded on the Chicago Board of Trade (CBOT), while futures contracts for lean hogs are traded on the Chicago Mercantile Exchange. These are active markets with quoted prices available and therefore these contracts are classified as Level 1. The Company's natural gas swaps are settled based on quoted prices from the New York Mercantile Exchange. As the swaps settle based on quoted market prices, but are not held directly with the exchange, the swaps are classified as Level 2. All derivatives are reviewed for potential credit risk and risk of nonperformance. The Company nets the derivative assets and liabilities for each of its hedging programs, including cash collateral, when a master netting arrangement exists between the Company and the counterparty to the derivative contract. The net balance for each program is included in other current assets or accounts payable, as appropriate, in the Consolidated Statements of Financial Position. As of October 30, 2011, the Company has recognized the right to reclaim cash collateral of $20.1 million from, and the obligation to return cash collateral of $71.8 million to, various counterparties. As of October 31, 2010, the Company had recognized the obligation to return cash collateral of $44.9 million to various counterparties.

The Company's financial assets and liabilities also include cash, accounts receivable, accounts payable, and other liabilities, for which carrying value approximates fair value. The Company does not carry its long-term debt at fair value in its Consolidated Statements of Financial Position. Based on borrowing rates available to the Company for long-term financing with similar terms and average maturities, the fair value of long-term debt (including current maturities), utilizing discounted cash flows, was $266.9 million as of October 30, 2011, and $371.8 million as of October 31, 2010.

In accordance with the provisions of ASC 820, the Company also measures certain nonfinancial assets and liabilities at fair value that are recognized or disclosed on a nonrecurring basis (e.g. goodwill, intangible assets, and property, plant and equipment). During the second quarter of fiscal 2010, the Company made the decision to close its Valley Fresh plant in Turlock, California. The facilities in that location were evaluated during that process and the Company recorded a pretax charge of $6.6 million to reduce the property, plant and equipment to its current estimated fair value. During the fiscal years ended October 30, 2011, and October 31, 2010, there were no other material remeasurements of assets or liabilities at fair value on a nonrecurring basis subsequent to their initial recognition.

Note O

SEGMENT REPORTING

The Company develops, processes, and distributes a wide array of food products in a variety of markets. The Company reports its results in the following five segments: Grocery Products, Refrigerated Foods, Jennie-O Turkey Store, Specialty Foods, and All Other.

The Grocery Products segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominantly in the retail market. This segment also includes the results from the Company's MegaMex Foods, LLC (MegaMex) joint venture.

The Refrigerated Foods segment includes the Hormel Refrigerated operating segment and the Affiliated Business Units. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork and beef products for retail, foodservice, and fresh product customers. The Affiliated Business Units include the Farmer John, Burke Corporation, Dan's Prize, Saag's Products, Inc., and Precept Foods businesses. Precept Foods, LLC, is a 50.01 percent owned joint venture.

The Jennie-O Turkey Store segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for retail, foodservice, and fresh product customers.

The Specialty Foods segment includes the Diamond Crystal Brands, Century Foods International, and Hormel Specialty Products operating segments. This segment consists of the packaging and sale of various sugar and sugar substitute products, salt and pepper products, liquid portion products, dessert mixes, ready-to-drink products, sports nutrition products, gelatin products, and private label canned meats to retail and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products.

The All Other segment includes the Hormel Foods International operating segment, which manufactures, markets, and sells Company products internationally. This segment also includes the results from the Company's international joint ventures and miscellaneous corporate sales.

Intersegment sales are recorded at prices that approximate cost and are eliminated in the Consolidated Statements of Operations. The Company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The Company also retains various other income and unallocated expenses at corporate. Equity in earnings of affiliates is included in segment operating profit; however, earnings attributable to the Company's noncontrolling interests are excluded. These items are included below as net interest and investment expense (income), general corporate expense, and noncontrolling interest when reconciling to earnings before income taxes.

Sales and operating profits for each of the Company's reportable segments and reconciliation to earnings before income taxes are set forth below. The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, the

Company does not represent that these segments, if operated independently, would report the operating profit and other financial information shown below.

(in thousands)	2011	2010	2009
Sales to Unaffiliated Customers			
Grocery Products	**$1,064,558**	$1,040,455	$ 924,682
Refrigerated Foods	**4,189,224**	3,818,788	3,436,242
Jennie-O Turkey Store	**1,467,222**	1,310,412	1,227,709
Specialty Foods	**835,584**	782,958	708,730
All Other	**338,501**	268,106	236,308
Total	**$7,895,089**	$7,220,719	$6,533,671
Intersegment Sales			
Grocery Products	**$ -**	$ -	$ -
Refrigerated Foods	**14,101**	9,152	7,236
Jennie-O Turkey Store	**124,868**	111,262	97,064
Specialty Foods	**127**	118	172
All Other	**-**	-	-
Total	**139,096**	120,532	104,472
Intersegment elimination	**(139,096)**	(120,532)	(104,472)
Total	**$ -**	$ -	$ -
Net Sales			
Grocery Products	**$1,064,558**	$1,040,455	$ 924,682
Refrigerated Foods	**4,203,325**	3,827,940	3,443,478
Jennie-O Turkey Store	**1,592,090**	1,421,674	1,324,773
Specialty Foods	**835,711**	783,076	708,902
All Other	**338,501**	268,106	236,308
Intersegment elimination	**(139,096)**	(120,532)	(104,472)
Total	**$7,895,089**	$7,220,719	$6,533,671
Segment Operating Profit			
Grocery Products	**$ 162,556**	$ 155,922	$ 162,531
Refrigerated Foods	**292,624**	276,315	226,171
Jennie-O Turkey Store	**204,940**	143,644	86,909
Specialty Foods	**76,905**	80,727	68,484
All Other	**36,250**	26,126	27,631
Total segment operating profit	**$ 773,275**	$ 682,734	$ 571,726
Net interest and investment expense (income)	**23,448**	22,024	8,432
General corporate expense	**35,992**	40,348	38,312
Noncontrolling interest	**5,001**	4,189	3,165
Earnings before income taxes	**$ 718,836**	$ 624,551	$ 528,147

(in thousands)	2011	2010	2009
Assets			
Grocery Products	**$ 670,398**	$ 591,082	$ 445,340
Refrigerated Foods	**1,177,588**	1,173,540	1,098,133
Jennie-O Turkey Store	**805,459**	760,566	728,049
Specialty Foods	**475,289**	432,820	449,558
All Other	**196,957**	178,642	163,611
Corporate	**918,700**	917,268	807,364
Total	**$4,244,391**	$4,053,918	$3,692,055
Additions to Property, Plant and Equipment			
Grocery Products	**$ 10,910**	$ 27,018	$ 51,438
Refrigerated Foods	**45,244**	38,417	28,303
Jennie-O Turkey Store	**29,507**	15,986	11,247
Specialty Foods	**3,470**	1,807	2,922
All Other	**1,145**	788	732
Corporate	**6,635**	5,807	2,319
Total	**$ 96,911**	$ 89,823	$ 96,961
Depreciation and Amortization			
Grocery Products	**$ 15,597**	$ 15,084	$ 15,232
Refrigerated Foods	**65,689**	64,051	62,317
Jennie-O Turkey Store	**25,379**	26,898	27,280
Specialty Foods	**9,817**	11,831	14,082
All Other	**1,387**	1,305	1,204
Corporate	**6,296**	6,422	7,023
Total	**$ 124,165**	$ 125,591	$ 127,138

The Company's products primarily consist of meat and other food products. Perishable meat includes fresh meats, refrigerated meal solutions, sausages, hams, wieners, and bacon (excluding JOTS products). The Poultry category is composed primarily of JOTS products. Shelf-stable includes canned products, tortillas, salsas, and other items that do not require refrigeration. The Other category primarily consists of nutritional food products and supplements, sugar and sugar substitutes, dessert and drink mixes, and industrial gelatin products. The percentages of total revenues contributed by classes of similar products for the last three fiscal years are as follows:

	Fiscal Year Ended		
	October 30, 2011	October 31, 2010	October 25, 2009
Perishable meat	**55.1%**	54.3%	53.9%
Poultry	**19.1**	18.7	19.3
Shelf-stable	**16.8**	17.5	17.3
Other	**9.0**	9.5	9.5
	100.0%	100.0%	100.0%

Revenues from external customers are classified as domestic or foreign based on the final customer destination where title passes. No individual foreign country is material to the consolidated results. Additionally, the Company's long-lived assets located in foreign countries are not significant. Total revenues attributed to the U.S. and all foreign countries in total for the last three fiscal years are as follows:

	Fiscal Year Ended		
(in thousands)	**October 30, 2011**	October 31, 2010	October 25, 2009
United States	**$7,431,798**	$6,874,150	$6,198,818
Foreign	**463,291**	346,569	334,853
	$7,895,089	$7,220,719	$6,533,671

In fiscal 2011, sales to Wal-Mart Stores, Inc. (Wal-Mart) represented $1.08 billion or 12.5 percent of the Company's consolidated revenues (measured as gross sales less returns and allowances). Wal-Mart is a customer for all five segments of the Company.

Note P

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following tabulations reflect the unaudited quarterly results of operations for the years ended October 30, 2011, and October 31, 2010.

(in thousands, except per share data)	Net Sales	Gross Profit	Net Earnings	Net Earnings Attributable to Hormel Foods Corporation[1]	Basic Earnings Per Share	Diluted Earnings Per Share
2011						
First quarter	**$1,921,558**	**$ 374,005**	**$150,035**	**$148,826**	**$0.56**	**$0.55**
Second quarter	**1,959,041**	**326,227**	**110,702**	**109,579**	**0.41**	**0.40**
Third quarter	**1,910,592**	**297,855**	**99,964**	**98,481**	**0.37**	**0.36**
Fourth quarter	**2,103,898**	**336,026**	**118,495**	**117,309**	**0.44**	**0.43**
2010						
First quarter	$ 1,727,447	$ 318,387	$ 112,269	$ 111,207	$ 0.42	$ 0.41
Second quarter	1,699,782	280,467[2]	78,535[3]	77,862[3]	0.29[3]	0.29[3]
Third quarter	1,730,451	284,915	86,364	85,370	0.32	0.32
Fourth quarter	2,063,039	354,973	122,608	121,148	0.46	0.45

[1] Excludes net earnings attributable to the Company's noncontrolling interests.

[2] Includes a one-time pre-tax charge of $9.7 million related to the closing of the Company's Valley Fresh Plant in Turlock, California.

[3] Includes one-time charges of $6.3 million ($0.02 per share) related to the closing of the Company's Valley Fresh Plant in Turlock, California, and an income tax charge of $7.1 million ($0.03 per share) primarily due to the change in tax treatment of Medicare Part D reimbursements by health care laws enacted during fiscal 2010.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
220 South Sixth Street, Ste. 1400
Minneapolis, MN 55402-4509

STOCK LISTING


HRL
LISTED
NYSE

Hormel Foods Corporation's common stock is traded on the New York Stock Exchange under the symbol HRL. The CUSIP number is 440452100.

There are approximately 11,300 record stockholders and 37,500 stockholders whose shares are held in street name by brokerage firms and financial institutions.

COMMON STOCK DATA

The high and low prices of the company's common stock and the dividends per share declared for each fiscal quarter of 2011 and 2010, respectively, are shown below. All per share figures have been adjusted to give effect to the two-for-one stock split, which was effected February 1, 2011:

2011	High	Low	Dividend
First Quarter	**26.135**	**22.515**	**0.1275**
Second Quarter	**29.480**	**24.525**	**0.1275**
Third Quarter	**30.500**	**27.600**	**0.1275**
Fourth Quarter	**30.060**	**25.880**	**0.1275**
2010	High	Low	Dividend
First Quarter	19.900	18.010	0.1050
Second Quarter	21.340	19.125	0.1050
Third Quarter	21.435	19.380	0.1050
Fourth Quarter	22.965	21.145	0.1050

TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank, N.A.
161 North Concord Exchange
P.O. Box 64854
South St. Paul, MN 55164-0854
www.shareowneronline.com

For the convenience of shareholders, a designated toll free number (1-877-536-3559) can be used whenever questions arise regarding changes in registered ownership, lost or stolen certificates, address changes, or other matters pertaining to the transfer of stock or shareholder records. When requesting information, shareholders must provide their tax identification number, the name(s) in which their stock is registered, and their record address.

The company participates in the Direct Registration Profile Modification System (DRPMS). Transfers or issuances of shares are now issued in book-entry form, unless you specifically request a stock certificate. A statement will be delivered to you reflecting any transactions processed in your account.

The transfer agent makes shareholder account data available to shareholders of record via the Internet. This service allows shareholders to view various account details, such as certificate information, dividend payment history, and/or dividend reinvestment plan records, and sell shares over a secure Internet connection with the required entry of an account number and authentication ID. Information is available 24 hours per day, seven days a week. If you are interested, you may use the web site www.shareoweronline.com and access "Sign Up Now!" to arrange for a setup.

HOUSEHOLD SORTING

If you hold stock in more than one account, duplicate mailings of financial information may result. You can help eliminate the added expense by requesting only one copy be sent. Please supply the transfer agent with the name in which all accounts are registered and the name of the account for which you wish to receive mailings. This will not in any way affect dividend check mailings. We cannot household sort between record accounts and brokerage accounts.

DIVIDEND REINVESTMENT PLAN

Hormel Foods Corporation's Dividend Reinvestment Plan, available to record shareholders, allows for full dividend reinvestment and voluntary cash purchases with brokerage commissions or other service fees paid by the Company. Automatic debit for cash contribution is also available. This is a convenient method to have money automatically withdrawn each month from a checking or savings account and invested in your Dividend Reinvestment Plan account. To enroll in the plan or obtain additional information, contact Wells Fargo Bank, N.A., using the address or telephone number provided with its listing in this section as Company transfer agent and registrar. Enrollment in the plan is also available on the Internet at www.shareowneronline.com

An optional direct dividend deposit service offers shareholders a convenient method of having quarterly dividend payments electronically deposited into their personal checking or savings account. The dividend payment is made in the account each payment date, providing shareholders with immediate use of their money. For information about the service and how to participate, contact Wells Fargo Bank, N.A., transfer agent. You may also activate this feature on the Internet at www.shareowneronline.com.

DIVIDENDS

The declaration of dividends and all dates related to the declaration of dividends are subject to the judgment and discretion of the Board of Directors of Hormel Foods Corporation. Quarterly dividends are typically paid on the 15th of February, May, August, and November. Postal delays may cause receipt dates to vary.

REPORTS AND PUBLICATIONS

Copies of the company's Form 10-K (annual report) and Form 10-Q (quarterly report) to the Securities and Exchange Commission (SEC), proxy statement, all news releases and other corporate literature are available free upon request by calling (507) 437-5345 or by accessing the information on the Internet at www.hormelfoods.com. Notice and access to the Company's Annual Report is mailed approximately one month before the Annual Meeting. The Annual Report can be viewed at the Web site named above or a hard copy will be available free upon request via email, mail or by calling (507) 437-5571.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Tuesday, January 31, 2012 in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m. (CT).

QUESTIONS ABOUT HORMEL FOODS

Shareholder Inquiries
(507) 437-5944

Analyst/Investor Inquiries
(507) 437-5248

Media Inquiries
(507) 437-5345

CONSUMER RESPONSE

Inquiries regarding products of Hormel Foods Corporation should be addressed to:

Consumer Response
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680
or call 1-800-523-4635

TRADEMARKS

References in italic within this report represent valuable trademarks owned or licensed by Hormel Foods, LLC or other subsidiaries of Hormel Foods Corporation.

STOCK PERFORMANCE CHART

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*


Hormel Foods Corporation
S&P 500
S&P Packaged Foods & Meats
$200
150
100
50
0
$183.18
$143.37
$103.85
10/27/06
10/26/07
10/24/08
10/23/09
10/29/10
10/28/11

*$100 invested on 10/28/05 in stock or index—including reinvestment of dividends.

Corporate officers

Jeffrey M. Ettinger*
Chairman of the Board,
President and Chief Executive Officer

Jody H. Feragen*
Executive Vice President
and Chief Financial Officer

Steven G. Binder
Executive Vice President
President, Hormel Business Units

Ronald W. Fielding
Executive Vice President,
Corporate Strategy,
Planning and Development

Richard A. Bross
Group Vice President
President, Hormel Foods International

Thomas R. Day
Group Vice President,
Foodservice

Donald H. Kremin
Group Vice President,
Specialty Foods
(effective 10/31/2011)

Glenn R. Leitch
Group Vice President,
President, Jennie-O Turkey Store, Inc.
(effective 10/31/2011)

James M. Splinter
Group Vice President,
Grocery Products

Robert A. Tegt
Group Vice President
President, Jennie-O Turkey Store, Inc.
(retires effective 12/31/2011)

Michael D. Tolbert
Group Vice President,
Specialty Foods
(retires effective 1/27/2012)

Larry L. Vorpahl
Group Vice President
President, Consumer Products Sales

William F. Snyder
Senior Vice President,
Supply Chain

D. Scott Aakre
Vice President,
Corporate Innovation and
New Product Development

Deanna T. Brady
Vice President,
Sales
Foodservice

Mark J. Coffey
Vice President,
Affiliated Business Units
Refrigerated Foods

Patrick J. Connor
Vice President
Senior Vice President, Sales
Consumer Products Sales

Julie H. Craven
Vice President,
Corporate Communications

Michael L. Devine
Vice President,
Operations
Grocery Products

Bryan D. Farnsworth
Vice President,
Quality Management

Roland G. Gentzler
Vice President,
Finance and Treasurer

Dennis B. Goettsch
Vice President,
Marketing
Foodservice

Daniel A. Hartzog
Vice President
Senior Vice President, Sales
Consumer Products Sales

Brian D. Johnson
Vice President and
Corporate Secretary

David P. Juhlke
Vice President,
Human Resources

Lori J. Marco
Vice President and
General Counsel

Phillip L. Minerich, Ph.D.
Vice President,
Research and Development

Kurt F. Mueller
Vice President
Senior Vice President, Business Planning
Consumer Products Sales

Douglas R. Reetz
Vice President
Senior Vice President, Sales
Consumer Products Sales

James R. Schroeder
Vice President,
Engineering

Bruce R. Schweitzer
Vice President,
Operations
Refrigerated Foods

James N. Sheehan
Vice President and
Controller

James P. Snee
Vice President
Senior Vice President,
Hormel Foods International

Joe C. Swedberg
Vice President,
Legislative Affairs

Whitney Velasco-Aznar
Vice President,
Marketing
Grocery Products

Steven J. Venenga
Vice President,
Meat Products Marketing
Refrigerated Foods

*Director



Board of directors



Jeffrey M. Ettinger
Chairman of the Board,
President and
Chief Executive Officer
Director since May 2004



Terrell K. Crews
Retired Executive Vice President
and Chief Financial Officer,
Monsanto Company
Director since October 2007



Jody H. Feragen
Executive Vice President and
Chief Financial Officer
Director since October 2007



Glenn S. Forbes, M.D.
Medical Director for
Diversified Business Activities
for Medical Imaging Services,
Mayo Clinic
Director since September 2011



Stephen M. Lacy
Chairman of the Board,
President and
Chief Executive Officer,
Meredith Corporation
Director since September 2011



Susan I. Marvin
President,
Marvin Windows and Doors
Director since July 2002



Michael J. Mendes
Chairman of the Board,
President and
Chief Executive Officer,
Diamond Foods, Inc.
Director since September 2011



John L. Morrison*
Managing Director,
Goldner Hawn Johnson &
Morrison Inc.
Director since November 2003



Elsa A. Murano, Ph.D.
Professor and President Emerita,
Texas A&M University
Director since September 2006



Robert C. Nakasone
Chief Executive Officer,
NAK Enterprises, LLC
Director since September 2006



Susan K. Nestegard
President,
Global Healthcare Sector,
Ecolab Inc.
Director since October 2009



Dakota A. Pippins
President and
Chief Executive Officer,
Pippins Strategies, LLC
Director since January 2001

*Lead Director


Our Way

Building upon our heritage of innovation and quality, together we will elevate the everyday experience by making Hormel Foods the favorite part of any eating occasion.

Products

Accelerate growth in targeted product categories...

- Convenient meals, sides and enhancers
- Value-added protein products
- Value-added fresh meat and turkey
- Solution products aimed at the food-service/deli channel

...while serving a global, multicultural marketplace

Process

Pursue continuous improvement

- Set the industry "gold standard" in operational excellence
- Maintain leadership in food safety, employment safety and animal welfare
- Operate on a sustainable basis

People

Leverage organizational support

- Collaborate across operating segments
- Uphold corporate standards in all regulatory areas
- Strengthen our team through diversity, inclusion, training and career development

Performance

Achieve financial objectives

- Revenue growth of 5% per year
- Operating income growth of 10% per year
- $2 billion of new product sales by 2012
- Enhance our balanced model

Mission: Hormel Foods is a leading branded food company with a focus on profitable growth. Inspired by our founder's charge to "originate, don't imitate" we market a balanced portfolio of highly differentiated quality products. We engage our employees by creating an environment where careers are fostered, people make a difference and integrity is absolute.

To learn more about Our Way, visit **www.HormelFoods.com**


Hormel
Foods

Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680

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